UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Gulf United Energy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	1090	20-5893642
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I. R. S. Employer Identification Number)

P.O. Box 22165
Houston, Texas 77227-2165  (713) 942-6575
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John B. Connally III
Chief Executive Officer
P.O. Box 22165
Houston, Texas 77227-2165  (713) 942-6575
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With copy to:

Thomas C. Pritchard, Esq.
Brewer & Pritchard, P.C.
Three Riverway, Suite 1800
Houston, Texas 77056
Tel:  (713) 209-2950
Fax: (713) 659-5302

As soon as practicable after this Registration Statement becomes effective
 (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filed, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filed” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount Being Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001	95,288,726	$0.50	$47,644,393	$5,531.51
Common Stock, par value $0.001, underlying Warrants	1,000,000	$0.30	$300,000	$34.83
TOTAL(2)	96,288,726		$47,944,363	$5,566.34

(1)
Estimated solely for the purpose of computing amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, except for the shares issuable upon exercise of warrants, which is pursuant to Rule 457(g).

(2)
Pursuant to Rule 416 under the Securities Act of 1933, the Registrant is also registering such additional indeterminate number of shares as may become necessary to adjust the number of shares as a result of a stock split, stock dividend or similar adjustment of its outstanding common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be amended. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Prospectus dated March 18, 2011.

PROSPECTUS

GULF UNITED ENERGY, INC.
96,288,726 Shares of Common Stock

This prospectus relates to the sale of up to 96,288,726 shares of our common stock, which includes an aggregate of 1,000,000 shares of common stock issuable upon the exercise of outstanding five-year common stock purchase warrants exercisable at $0.30 per share (the “Warrants”).   The market for the common stock is limited, sporadic and volatile.  Our common stock is listed for quotation on the Pink Sheets OTCQB published by OTC Markets Group, Inc. under the symbol “GLFE.”  The last bid price of our common stock March 16, 2011 was $0.40 per share.

The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. We will, however, receive the sale price of any common stock we sell to the selling stockholder upon exercise of the Warrants. We expect to use the proceeds received from the exercise of the Warrants, if any, for general working capital purposes.  For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. You should read this prospectus in its entirety and carefully consider the risk factors beginning on page 7 of this prospectus and the financial data and related notes incorporated by reference before deciding to invest in the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus ______, 2011

TABLE OF CONTENTS

Prospectus Summary	3
Risk Factors	7
Special Note Regarding Forward-Looking Statements	17
Use of Proceeds	18
Selling Security Holders	19
Plan of Distribution	23
Description of Securities to be Registered and Our Capital Stock	25
Business	27
Management's Discussion and Analysis Of Financial Condition and Results of Operations	33
Determination of Offering Price	37
Market Price Information and Dividend Policy	38
Management	39
Security Ownership of Certain Beneficial Owners and Management	43
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	44
Experts	44
Legal Matters	44
Where You Can Find More Information	44
Index To Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.  This prospectus will be updated as required by law.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.  In this prospectus, unless the context requires otherwise, references to the “Company,” “we,” “our” or “us” refer to Gulf United Energy, Inc.

GULF UNITED ENERGY, INC.

We are an international, early-stage oil and gas exploration company.  We have initially concentrated our efforts in Colombia and Peru, where we believe we have attractive oil and gas interests.  Our strategy is to develop a portfolio of non-operated oil and gas assets, primarily focused in South America, by balancing an inventory of near-term drilling projects with oil and gas development activities requiring extended lead times.

Our current asset portfolio includes participation in two hydrocarbon exploration blocks operated by SK Energy Co. Ltd. (“SK Energy”).  SK Energy is a subsidiary of SK Group, one of South Korea’s top five industrial conglomerates.  SK Energy is Korea’s largest petroleum refiner and is currently active in 34 blocks in 19 countries.

In Colombia, we have acquired, subject to regulatory approval, a 12.5% working interest in the 345,592 acre CPO-4 block in the Llanos Basin.  Block CPO-4 is near existing production and immediately adjacent to and on trend with the Guatiquia block operated by Petrominerales Ltd. (TSX:PMG). Block CPO-4 is the near-term focus of the Company and SK Energy, with drilling expected to commence in the second quarter of calendar year 2011.

In Peru, we have acquired, subject to regulatory approval, a 40% working interest in the 2,803,411 acre Z-46 offshore block in the Trujillo Basin. Recent re-processed 2-D seismic data suggests a submarine fan deposition on the block and multiple leads have been identified. Two wells previously drilled on the block by Repsol reported oil, indicating an active hydrocarbon system.  The Company and SK Energy began the acquisition of additional infill 2-D seismic data in December 2010.

Also in Peru, we have acquired, subject to regulatory approval, a 5% participating interest in Block XXIV, an approximately 276,137 gross acre concession, and a 2% participating interest in the Peru Technical Evaluation Area (the “Peru TEA”).  The Peru TEA consists of four contiguous blocks totaling approximately 40 million gross acres onshore on the western flank of the Andes Mountains.  Block XXIV and Peru TEA are both operated by Upland Oil & Gas, LLC (“Upland”).  Two exploratory wells have been drilled on Block XXIV and both wells are considered dry holes.  There are no current plans to drill additional wells or to rework existing wells in the short term on Block XXIV, although future drilling has been planned on this concession by Upland.  Similarly, there are no current plans to develop the Peru TEA.

We expect to engage in additional investment opportunities in oil and gas exploration and development as our resources permit. The scope of our activities in this regard may include, but may not be limited to, the acquisition or assignment of rights to develop exploratory acreage under concessions with government authorities and other private or public exploration and production companies, the purchase of oil and gas producing properties, farm-in and farmout opportunities (i.e., the assumption or assignment of obligations to fund the cost of drilling and development).

We may turn to opportunities in other countries if we deem the relevant considerations merit our investment. We plan to focus on early-stage exploration of hydrocarbons through a variety of transactions aimed at building a resource base.  An integral part of our strategy is to build a competent and professional management and operations team to enable us to successfully carry out our business plan.

Our Properties

The following is a brief summary of our properties:

Property	Gross Acres	Net Acres	Working Interest(1)	Operator	Estimated Calendar Year 2011 Capital Expenditures (in millions)
Colombia Property
Block CPO-4	345,592	43,200	12.5%	SK Energy	$12.0

Peru Properties
Block Z-46	2,803,411	1,121,411	40.0%	SK Energy	$6.0
Block XXIV	276,137	13,807	5.0%	Upland	< $0.5
TEA Area I, II, III, IV	40,321,163	806,423	2.0%	Upland	< $0.5
_______________

(1)   The assignment of the working interests in Block Z-46, Block XXIV, and the Peru TEA are subject to the approval of PeruPetro S.A, and the assignment of our interest in Block CPO-4 is subject to the approval of the National Hydrocarbon Agency of Colombia and the Republic of Korea.  See “Business – Our Exploration Projects” for a discussion of our farmout agreements.

Block CPO-4.    Block CPO-4 is located in the Llanos Basin of Colombia. Block CPO-4 consists of 345,592 gross acres (43,200 net) and is located approximately 70 miles southeast of Bogotá.  This block is operated by SK Energy.  Gulf United and our Block CPO-4 partners have reprocessed 1,350 kilometers of 2-D seismic data and 530 square kilometers of 3-D seismic data shot on the northern portion of acreage.  We are currently interpreting this seismic data.  Drilling on Block CPO-4 is expected to commence during the second quarter of calendar year 2011 and will target oil objectives in the Mirador, Guadalupe, and Une sandstone formations.  The zones are included in the Cretaceous and Eocene Interval.  No independent engineering estimates have been prepared at this time.

Block Z-46.     Block Z-46 is located in the Trujillo Basin offshore Peru.  Block Z-46 consists of 2,803,411 gross acres (1,121,411 net) and is located in northern Peru.  Water depths on the block range from 50 meters to 1,000 meters.  This block is operated by SK Energy.  Gulf United and our Block Z-46 partner have reprocessed 5,600 kilometers of 2-D seismic data.  On December 31, 2010, we began acquiring an additional 2,904 kilometers of infill 2-D seismic data focused in the southern portion of the block where several 2-D defined Tertiary prospects are stacked with 2-D defined Paleozoic prospects.  Based on the results of the new 2-D seismic data, we plan to acquire 3-D seismic data in early calendar year 2012 to be used in the selection of drilling locations.  No independent engineering estimates have been prepared at this time.

Block XXIV.     Block XXIV is located in the Sechura/Talara Basin in Peru.  Block XXIV consists of 276,137 gross acres (13,807 net) of which approximately 80,000 are offshore and 196,000 are onshore.  The offshore portion of the block is highly prospective.  There are currently no expenditures planned on Block XXIV.

TEA I, II, III, IV. Technical Evaluation Areas I, II, III, and IV of the Peru TEA are contiguous blocks that together comprise 40,321,163 gross acres (806,423 net).  The Peru TEA’s run south on the western flank of the Andes Mountains from the border with Ecuador to near Lima.  This greenfield opportunity will require geological evaluation, including the acquisition of aeromagnetic survey and 2-D seismic data, before we evaluate drilling opportunities.

For a full discussion of our exploration projects, including maps setting forth the locations of each project, please see the section of this prospects entitled “Business – Our Exploration Projects” beginning on page 28.

Recent Developments

In February 2011, we sold to accredited investors 83,388,726 shares of our common stock in a private placement at a purchase price of $0.30 per share, yielding aggregate gross proceeds to us of $25,016,618.  At the closing of the February 2011 financing, we issued warrants to Pritchard Capital Partners, LLC, as placement agent (“Pritchard”) to purchase up to 1 million shares of Company common stock exercisable at $0.30 per share.  The Warrants may be exercised on a cashless or “net exercise” basis.  We are registering hereby the resale of the 83,388,726 shares of common stock sold in the February 2011 financing and the 1 million shares of common stock underlying the Warrants.   We used the proceeds from this financing as follows: (i) $1.9 million was paid towards commissions, legal fees, and other offering expenses, (ii) $7,464,102 was used towards the repayment of outstanding debt, (iii) $3,402,300 was paid pursuant to existing contractual arrangements under farmout agreements, and (iv) approximately $333,000 has been used for general working capital purposes.

In January 2011, the Company’s board of directors expanded its membership from one to three directors and appointed John N. Seitz and Thomas G. Loeffler to fill the vacancies created by the increase in the number of board seats.  As a result of the appointments, our board of directors is now comprised of three members, being John B. Connally III, who serves as Chairman and is our President and Chief Executive Officer, and Messrs. Seitz and Loeffler.  Messrs. Seitz and Loeffler are both “independent directors,” as such term is defined under independence standards used by both the NASDAQ Stock Market and NYSE Amex rules.  In connection with their appointments, each of Messrs. Seitz and Loeffler were issued 2 million shares of Company common stock.

Between December 2010 and January 2011, we sold to accredited investors 12,750,000 shares of our common stock in a private placement at a purchase price of $0.20 per share, yielding aggregate gross proceeds to us of $2,550,000.  We are registering hereby the resale of 11,900,000 of these shares.

In December 2010, we borrowed $3.8 million through the issuance of debentures and issued 1 million shares of our common stock to accredited investors for gross proceeds of $200,000.  The debentures were paid in full in February 2011.

In December 2010, we entered into consulting agreements with John Eddie Williams, Jr. and Reese Minerals Ltd.  The consulting agreements have a term of one (1) year.  Each consultant was granted 20 million shares of common stock as compensation under the consulting agreements.

In December 2010, we added additional members to our senior management team.  Jim Ford serves as the Company’s Executive Vice President, Business Development and Operations; Ernest B. Miller IV serves as the Company’s Executive Vice President, Corporate Development and Administration; and James C. Fluker III serves as the Company’s Vice President, Exploration.   Each of Messrs. Ford, Miller, and Fluker have entered into employment agreements with the Company, under which they will serve in their respective capacities for one year.

About This Offering

Common stock offered by selling stockholders	96,288,726 shares, consisting of (i) 95,288,726 shares of common stock and (ii) 1,000,000 shares of common stock underlying the Warrants.
Shares outstanding prior to the offering	454,667,726 shares(1) as of March 15, 2011
Shares to be outstanding after the offering	454,667,726 shares (1)
Use of proceeds
We will not receive any proceeds from the sale of the common stock. However, we will receive the sale price of any common stock we sell to a selling stockholder upon exercise of the Warrants (assuming the Warrants are not exercised on a cashless basis). We expect to use the proceeds received from the exercise of the Warrants, if any, for general working capital purposes.

Risk Factors	The securities offered hereby involve a high degree of risk. See “Risk Factors.”
Stock symbol	GLFE
_____________

(1)
Does not include shares of common stock issuable upon exercise of the Warrants. Please see our “Description of Securities to Be Registered and Our Capital Stock” section on page 25 for a complete description of these securities.

Summary Financial Data

The following summary of our financial information has been derived from our audited financial statements for the fiscal years ended August 31, 2010 and 2009 and from our unaudited financial statements for the quarter ended November 30, 2010.

	As of and for the Year Ended August 31,
	2010	2009
Statement of Operations Data:
Revenue	$--	$--
Net Loss	(2,315,199)	(1,353,766)
Net Loss per Share	(0.02)	(0.05)
Balance Sheet Data:
Total Assets	$7,705,549	$941,856
Total Current Liabilities	4,787,782	2,282,225
Total Long Term Obligations	--	--
Total Stockholders’ Equity (Deficit)	2,917,767	(1,340,369)

	As of and for the Quarter Ended November 30,
	2010	2009
Statement of Operations Data:
Revenue	$--	$--
Net Loss	(942,855)	(65,538)
Net Loss per Share	(0.003)	(0.002)
Balance Sheet Data:
Total Assets	$7,906,408	$1,060,556
Total Current Liabilities	4,829,764	2,346,463
Total Long Term Obligations	--	--
Total Stockholders’ Equity (Deficit)	3,076,644	(1,285,907)

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Business and Financial Condition

We are an international, early-stage oil and gas exploration and production company with no operating history with which to evaluate our business.  We may never attain profitability.

We are an international, early-stage oil and gas exploration and production company. As an early-stage company with limited operating history, it is difficult for potential investors to evaluate our business. Our proposed operations are therefore subject to all of the risks inherent in the expense, difficulty, complications and delays frequently encountered in connection with the development of any new business, as well as those risks that are specific to the oil and gas industry and to that industry in South America, in particular. Investors should evaluate us in light of the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products, services and technologies. We may never overcome these obstacles.

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

We have incurred annual operating losses since our inception. As a result, at November 30, 2010, we had an accumulated deficit of $5,311,698.  We have no revenue and do not anticipate receiving revenue in the near future.  We expect that our operating expenses will increase as we develop our projects.  We expect continued losses in fiscal 2011, and thereafter, until our projects generate profits and positive cash flow, if any.

We have a limited cash and liquidity position and will need to raise approximately $6 million to fund existing contractual obligations and estimated working capital needs in calendar year 2011.

At November 30, 2010, the Company had current assets of $191,153 and a working capital deficit of $4,638,611.  Subsequent to November 30, 2010 we raised approximately $27.7 million in equity and $3.8 million in debt through private placements.  We expect to deploy the remaining proceeds from our financings to fund existing contractual obligations and estimated working capital needs through December 2011, which are as follows:

•
$13.8 million under existing farmout agreements ($4.3 million relating to Block Z-46 and $9.5 million relating to Block CPO-4, which amounts are payable throughout calendar year 2011, but mostly in the 2nd calendar quarter);

•	$1.9 million under existing credit facilities (due in the second half of calendar year 2011);

•	$1.1 million under employment and consulting agreements; and

•	$1.0 million for working capital purposes.

We will need to raise at least $6 million of net proceeds beginning in July 2011 to fund our remaining calendar year 2011 contractual commitments and working capital needs.  Inability to obtain capital on a timely basis may damage our credibility with industry participants if we cannot fund previously closed transactions.

We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.  Future financings may be dilutive to our stockholders, as we will most likely issue additional shares of our common stock or other equity to investors in future financing transactions, the terms of which may include preferences, superior voting rights, and the issuance of warrants or other derivative securities. In addition, debt and possible mezzanine financing may involve a pledge of assets and may be senior to equity holders.

We have historically financed our operations through best efforts private debt and equity financing.  We do not have any credit facilities available with financial institutions, stockholders or third party investors, and will continue to rely on best efforts financings. There is no assurance that we can raise additional debt or equity capital from external sources. The Company has no control over the amount of funds that it may receive in financings and the time frame in which they may be received. Failure to raise additional capital during calendar year 2011 on favorable terms, or at all, will have a material adverse effect on our operations, could result in the loss of our interests in our exploration projects, and will likely cause us to curtail or cease operations.

We will need to raise additional capital in calendar year 2012.  If we are unable to raise additional capital in 2012, we may be unable to meet our capital requirements in the future, causing us to curtail future growth plans or cut back our operations.

In addition to the amounts required in calendar year 2011, we will need to raise at least $17 million in calendar year 2012 in order to satisfy our obligations under existing contractual commitments and for general working capital purposes.  We may need to raise in excess of that amount to meet various objectives including, but not limited to:

•	complying with funding obligations under new contractual commitments;

•	pursuing growth opportunities, including more rapid expansion;

•	making investments to improve our infrastructure;

•	hiring and retaining qualified management and key employees;

•	responding to competitive pressures;

•	complying with licensing, registration and other requirements;

•	maintaining compliance with applicable laws; and
•	maintaining adequate funds for working capital purposes.

We plan to pursue sources of such capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.  Future financings may be dilutive to our stockholders, as we will most likely issue additional shares of our common stock or other equity to investors in future financing transactions, the terms of which may include preferences, superior voting rights, and the issuance of warrants or other derivative securities. In addition, debt and possible mezzanine financing may involve a pledge of assets and may be senior to equity holders.

We will incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We will also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our results of operations.

We have historically financed our operations through best efforts private debt and equity financing.  We do not have any credit facilities available with financial institutions, stockholders or third party investors, and will continue to rely on best efforts financings. There is no assurance that we can raise additional debt or equity capital from external sources. The Company has no control over the amount of funds that it may receive in financings and the time frame in which they may be received. Failure to raise additional capital, on favorable terms or at all, will have a material adverse effect on our operations, could result in the loss of our interests in our exploration projects, and will likely cause us to curtail or cease operations.

We may not receive approval of the assignments of rights to us in our oil and gas properties in which we have invested and are continuing to invest, and, as a result, we may not be able to legally protect our rights under our agreements with the operators of the applicable properties.

The assignment to the Company of the interest in Block CPO-4 is subject to the approval of both the ANH and the Republic of Korea.  If such approval is not received from ANH and the Republic of Korea by July 31, 2011, the farmout agreement provides that the parties will meet within thirty days after such date to discuss possible amendments to the farmout agreement to avoid the need for the approval.  If the Company and SK Energy are unable to agree upon the amendment, the farmout agreement will be terminated, the Company’s interest in Block CPO-4 will be deemed re-assigned back to SK Energy, and the Company will have the right to have returned any amounts paid under the farmout, without interest.

The assignment to the Company of the interest in Block Z-46 is subject to the approval of PeruPetro S.A.  If such approval is not received from PeruPetro S.A. by November 30, 2011, the farmout agreement provides that the parties will meet within thirty days after such date to discuss possible amendments to the farmout agreement to avoid the need for the approval.  If the Company and SK Energy are unable to agree upon the amendment, the farmout agreement will be terminated, the Company’s interest in Block Z-46 will be deemed re-assigned back to SK, and the Company will have the right to have returned any amounts paid under the farmout, without interest.

The assignment to the Company of the interests in Block XXIV and the Peru TEA are also subject to the approval of PeruPetro S.A. and certain governmental agencies of the Republic of Peru.  Until such time as the approvals are received, Upland is holding the Block XXIV and Peru TEA interests in escrow.

We have begun the process of obtaining the necessary approvals described above.  While we believe that we will be successful in obtaining the necessary approvals, if we do not receive such approvals or are not able to work out a favorable alternative arrangements with the parties to our agreements, then we may not be able to legally protect or enforce our rights to the affected oil and gas interests.  As we do not currently have recordable title to any of our oil and gas interests, our business would be materially adversely affected if we are unable to protect or enforce our rights to maintain our rights to our oil and gas interests.  Moreover, while we believe that we would have rights to receive or be refunded all amounts paid under our agreements, there is no assurance that our operating partners would have readily available funds from which to reimburse our advances.

We may be unable to access the capital markets to obtain additional capital that we will require to implement our business plan in calendar years 2011 and 2012, which would restrict our ability to grow.

Our current capital is not sufficient to enable us to execute our business plan.  Because we are an early-stage company with limited resources, we may not be able to compete in the capital markets with much larger, established companies that have ready access to capital.  Our ability to obtain needed financing may be impaired by conditions in the capital markets (both generally and in the oil and gas industry in particular), our status as a new enterprise without a demonstrated operating history, the location of our prospective oil and natural gas properties in developing countries and prices of oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us) and/or the loss of key management. Further, if oil and/or natural gas prices on the commodities markets decrease, then our potential revenues, if any, will decrease, and such decreased future revenues may increase our requirements for capital. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities is not sufficient we may be required to curtail or cease our operations.

The ongoing worldwide financial and credit crisis may continue indefinitely.  Because of severely reduced market liquidity, we may not be able to raise additional capital when we need it.  Because the future of our business depends on the completion of one or more investment transactions for additional capital, we may not be able to complete such transactions.  As a result, we may be forced to curtail our current business activities or cease operations entirely.

Our senior management team is relatively new to our company and may not be able to develop and execute a successful new business strategy.

Although our senior management team is experienced in the oil and gas industry, they are each relatively new to the Company which itself is new to this business.  Our management is in the process of developing and executing a business strategy for the Company.  If our management is not able to develop a business strategy which we can execute in a successful manner, our business could fail and/or we could lose all of our current and future capital.  Our business is speculative and dependent upon the implementation of our business plan and our ability to enter into agreements with third parties for the rights to exploit potential oil and gas reserves on terms that will be commercially viable for us.

Because our continuation as a going concern is in doubt, we will be forced to cease business operations unless we can raise sufficient funds to satisfy our working capital needs.

We have incurred losses since our inception resulting in an accumulated deficit of $5,311,698 at November 30, 2010.  Further losses are anticipated in developing our business.  As a result, as of August 31, 2010, our auditors have expressed substantial doubt about our ability to continue as a going concern. Between December 2010 and January 2011, we sold 12,750,000 shares of our common stock in a private placement for gross proceeds of $2,550,000.  In February 2011, we sold 83,388,726 shares of our common stock in a private placement for gross proceeds of $25,016,618.  As a result of our recent financings, we believe that we have a sufficient amount of cash on hand to satisfy a portion of our contractual obligations and working capital needs in calendar year 2011. We will, however, need to raise additional funds in calendar years 2011 and 2012.  If we cannot raise funds to meet our obligations, we will become further insolvent and may be required to cease business operations.

Our lack of diversification increases the risk of an investment in our common stock.

Our business will focus on the oil and gas industry in a limited number of properties, initially in Peru and Colombia.  Larger companies have the ability to manage their risk by diversification. However, we lack diversification, in terms of both the nature and geographic scope of our business. As a result, factors affecting our industry, or the regions in which we operate, will likely impact us more acutely than if our business was diversified.

Strategic relationships upon which we rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully bid on and acquire properties, to discover resources, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers, depends on developing and maintaining close working relationships with industry participants and on our ability to select and evaluate suitable properties. Further, we must consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

To develop our business, we will endeavor to use the business relationships of our management and to enter into strategic relationships, which may take the form of joint ventures with other private parties or with local government bodies or contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we use in our business. We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require that we incur expenses or undertake activities we would not otherwise incur or undertake in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

Our strategic partners may change ownership or senior management, and this may negatively affect our business relationships with these partners and our results of operations.

Our strategic partners may change ownership or senior management and this may negatively affect our business relationships with these partners and our results of operations.  It is possible that the change of ownership of any of our current or future strategic partners could have a negative impact on our relationship with them and we could lose our investment and suffer considerable losses if any of them choose to discontinue the relationship or their involvement in a particular project or their operations in Peru or Colombia.

Our strategic partners may not be able to timely deploy capital or may not be able to raise the capital necessary to conduct exploratory and production activities.

Our strategic partners will require significant capital resources to pursue the current exploration and production plan.  While SK Energy appears to be well-capitalized, it may not be able to timely deploy the capital necessary to conduct exploratory and production activities for a variety of reasons, all of which are outside of our control.  Moreover, while we believe Upland, the operator on Block XXIV, has the financial strength to raise sufficient capital, we have no assurance that this is the case.  Failure by either party to deploy capital for the projects in which we participate will have a material adverse effect on our business.

Competition in obtaining rights to explore and develop oil and gas reserves and to market our production may impair our business.

The oil and gas industry is extremely competitive. Present levels of competition for oil and gas resources in South America, and particularly in Colombia, are high.  Significant amounts of capital are being raised worldwide and directed towards the South American markets, and more and more companies are pursuing the same opportunities.  Other oil and gas companies with greater resources will compete with us by bidding for exploration and production licenses and other properties and services we will need to operate our business.  Additionally, other companies may compete with us in obtaining capital from investors. Competitors include larger, foreign-owned companies, which may have access to greater financial and other resources than we, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, giving them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests.  Because of some or all of these factors, we may not be able to compete.

We may not be able to effectively manage our growth, which may harm our profitability.

Our strategy envisions building and expanding our business. If we fail to effectively manage our growth, our financial results will be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees.  We cannot assure you that we will be able to:

•	expand our systems effectively or efficiently or in a timely manner;

•	optimally allocate our human resources; or

•	identify and hire qualified employees or retain valued employees.

If we are unable to manage our growth and our operations, our financial results could be adversely affected, which will diminish our profitability.

Our business may suffer if we do not attract and retain talented personnel.

Our success will depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of our management and other personnel in conducting our business. We are in the process of building our management team.  The loss of any of our executive officers or our inability to attract qualified board members could adversely impact our business. We may also experience difficulties in certain jurisdictions in our efforts to obtain suitably qualified staff and to retain staff who are willing to work in that jurisdiction. While we do not currently carry “key man” life insurance on our key employees, we have entered into employment agreements with each of our management team.

Our success depends on the ability of our management and employees to interpret market and geological data correctly and to interpret and respond to economic market and other conditions in order to locate and adopt appropriate investment opportunities, monitor such investments and ultimately, if required, successfully divest such investments. Further, our future personnel may not continue their association or employment with us, and we may not be able to find replacement personnel with comparable skills.  If we are unable to attract and retain key personnel, our business may be adversely affected.

The Company’s operating results may fluctuate significantly from quarter to quarter, and fluctuations in operating results could cause the stock price to decline.

The Company's operating results may vary significantly from quarter to quarter due to a number of factors. In future quarters, operating and drilling results (including any dry holes drilled) may be below the expectations of public market analysts or investors, and the price of our common stock may decline.  Currently, the Company does not have a source of revenue, and it is doubtful that the Company will generate any revenues in the foreseeable future.  In addition, drilling results may fluctuate based on conditions outside of our control, and there is no guarantee that our drilling programs will meet projections, forecasts or the expectations of market analysts or our investors.

Any change to government regulation/administrative practices may have a negative impact on our ability to operate and profitability.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in Peru or Colombia or any other jurisdiction where we might conduct our business activities, may be changed, applied or interpreted in a manner which will fundamentally alter the ability of the Company to carry on our business.  The actions, policies or regulations, or changes thereto, of any government body or regulatory agency or other special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our ability to operate profitably or at all.

Risks Related to Our Industry and Regional Focus

Current volatile market conditions and significant fluctuations in energy prices may continue indefinitely, negatively affecting our business prospects and viability.

Commodities and capital markets have been under great stress and volatility during the past few years in part due to the credit crisis affecting lenders and borrowers on a worldwide basis. As a result of this crisis, crude oil prices tumbled from over one hundred forty dollars ($140) per barrel in mid 2008 to less than forty dollars ($40) per barrel in early 2009, causing companies to re-evaluate existing strategies. While crude oil prices have recovered significantly, we are watching the situation and are adjusting our strategy to reflect these market conditions. We will not be immune to lower commodities prices which could cause more restrictive credit market conditions.  Our ability to enter into or profit from our existing exploration and production projects may be compromised, and in a continuing environment of lower crude oil and natural gas prices, our future results of operations and market value will be affected negatively.

Our exploration for oil and natural gas is risky and may not be commercially successful, impairing our ability to generate revenues.

Oil and natural gas exploration involves a high degree of risk. These risks are more acute in the early stages of exploration. Our expenditures on exploration may not result in discoveries of oil or natural gas in commercially- viable quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.  If exploration costs exceed our estimates, or if our exploration efforts do not produce viable reserves, our exploration efforts will not be commercially successful, which will adversely impact our ability to generate any revenues and our business strategy.

The potential profitability of oil and gas ventures in South America depends upon factors beyond our control.

The potential profitability of oil and gas properties in South America is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls or any combination of these and other factors which respond to changes in domestic, international, political, social, and economic environments. In addition, due to worldwide economic uncertainty and greater competition among market participants, the difficulty of obtaining and the cost of funds for production and other expenses have increased. These and future changes are impossible to predict and may materially affect our financial performance.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on the Company.

Oil and gas operations are subject to national and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to national and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Environmental standards imposed by national or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. To date, we have not been required to spend any significant amounts on compliance with environmental regulations. However, we may be required to expend substantial sums in the future and this may affect our ability to develop, expand or maintain our operations.

We are dependent upon third party operators of our oil and gas properties.

Under the terms of the operating agreements related to our oil and gas properties, third parties act as the operator of our oil and gas wells and control the drilling and operating activities to be conducted on our properties. Therefore, we have limited control over certain decisions related to activities on our properties, which could affect our results of operations. Decisions over which we have limited control include:

•	the timing and amount of capital expenditures;

•	the timing of initiating the drilling and re-completing of wells;

•	the extent of operating costs; and

•	the level of ongoing production.

The nature of oil and gas exploration makes the estimates of costs uncertain, and our operations may be adversely affected if we underestimate or have underestimated such costs.

It is difficult to project the costs of implementing an exploratory drilling program. Complicating factors include the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over-pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If we underestimate the costs of such programs, we may be required to seek additional funding, shift resources from other operations or abandon such programs.

We may not be able to develop oil and gas reserves on an economically-viable basis.

To the extent that we succeed in discovering oil and/or natural gas reserves, we cannot assure that these reserves will be capable of production levels we project or in sufficient quantities to be commercially viable. On a long-term basis, our viability depends on our ability to find, develop and commercially produce oil and gas reserves. Our future reserves, if any, will depend not only on our ability to develop then-existing properties, but also on our ability to identify and acquire additional suitable producing properties or prospects, to find markets for the oil and natural gas we develop and to effectively distribute our production into our markets.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-downs of wells resulting from extreme weather conditions, problems in storage and distribution and adverse geological and mechanical conditions. While we will endeavor to effectively manage these conditions, we cannot be assured of doing so optimally, and we will not be able to eliminate them completely in any case.  Therefore, these conditions could diminish our future revenue and result in the impairment of our oil and natural gas interests.

A shortage of drilling rigs and other equipment and geophysical service crews could hamper our ability to exploit any oil and gas resources we may acquire.

Because of the increased oil and gas exploration activities in South America, competition for available drilling rigs and related services and equipment has increased significantly, and these rigs and related items have become substantially more expensive and harder to obtain.  We may not be able to procure the necessary drilling rigs and related services and equipment or the cost of such items may be prohibitive.  Our ability to comply with future license obligations or otherwise generate revenues from the production of operating oil and gas wells could be hampered as a result of this, and our business could suffer.  Additionally, a shortage of crews available to shoot and process seismic activity could cause us to breach our obligations.

Decommissioning costs are unknown and may be substantial; unplanned costs could divert resources from other projects.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we may use for production of oil and gas reserves.  Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning.” We have not yet established a cash reserve account for use in the future. If decommissioning is required before economic depletion of our future properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

Our inability to obtain necessary facilities could hamper our operations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment, transportation, power and technical support in the particular areas where these activities will be conducted, and our access to these facilities may be limited. To the extent that we conduct our activities in remote areas, needed facilities may not be proximate to our operations, which will increase our expenses. Demand for such limited equipment and other facilities or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities. The quality and reliability of necessary facilities may also be unpredictable, and we may be required to make efforts to standardize our facilities, which may entail unanticipated costs and delays. Shortages and/or the unavailability of necessary equipment or other facilities will impair our activities, either by delaying our activities, increasing our costs or otherwise.

Environmental risks may adversely affect our business.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require us to incur costs to remedy such discharge. The application of environmental laws to our business may cause us to curtail our production or increase the costs of our production, development or exploration activities.

Managing local community relations where we and our partners operate could be problematic.

We or our operating partners may be required to present our operational plans to local communities or indigenous populations living in the area of a proposed project before project activities can be initiated. Additionally, working with local communities will be an essential part of our work program for the development of any of our exploration and production projects in the region.  If we or our partners fail to manage any of these community relationships appropriately, our operations could be delayed or interrupted and we or our partners could lose rights to operate in these areas, resulting in a negative impact on our business, our reputation and our share price.

Our insurance may be inadequate to cover liabilities we may incur.

Our involvement in the exploration for, and development of, oil and natural gas properties may result in our becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although we intend to obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, we may choose not to obtain insurance to protect against specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to us. If we suffer a significant event or occurrence that is not fully insured, or if the insurer of such event is not solvent, or denies coverage, we could be required to divert funds from capital investment or other uses towards covering our liability for such events.

Our business is subject to local legal, political and economic factors which are beyond our control, which could impair our ability to build and expand our operations or operate profitably.

We expect to operate our business in Peru, Colombia and possibly other countries.  There are risks that economic and political conditions will change in a manner adverse to our interests. These risks include, but are not limited to, terrorism, military repression, interference with private contract rights (such as privatization), extreme fluctuations in currency exchange rates, high rates of inflation, exchange controls and other laws or policies affecting environmental issues (including land use and water use), workplace safety, foreign investment, foreign trade, investment or taxation, as well as restrictions imposed on the oil and natural gas industry, such as restrictions on production, price controls and export controls. Any changes in oil and gas or investment and tax regulations and policies or a shift in political attitudes in countries in which we intend to operate are beyond our control and may significantly hamper our ability to build and expand our operations or operate our business at a profit. For example, changes in laws in the jurisdiction in which we operate or expand into with the effect of favoring local enterprises, changes in political views regarding the exploitation of natural resources and economic pressures may make it more difficult for us to negotiate agreements on favorable terms, obtain required licenses, comply with regulations or effectively adapt to adverse economic changes, such as increased taxes, higher costs, inflationary pressure and currency fluctuations.

Insurgent and criminal activities in the territories in which we operate, or the perception that such activities are likely, may disrupt our operations, hamper our ability to hire and keep qualified personnel and impair our access to sources of capital.

Colombia has been the site of South America’s largest and longest political and military insurgency and has experienced uncontrolled criminal activity relating to drug trafficking. While the situation has improved in recent years, there can be no guarantee that the situation will improve further or that it will not deteriorate in Colombia or any other territories in which we may operate.  Insurgent or criminal activities (including kidnapping and terrorism) in any of the territories in which we operate, or the perception that such activities are likely, may disrupt our operations in that country, hamper our ability to hire and keep qualified personnel and hinder or shut off our access to sources of capital.  Any such changes are beyond our control and may adversely affect our business.

Local legal and regulatory systems in which we operate may create uncertainty regarding our rights and operating activities, which may harm our ability to do business.

We are a company organized under the laws of the State of Nevada and are subject to United States laws and regulations. The jurisdictions in which we intend to operate our exploration, development and production activities may have different or less developed legal systems than the United States, which may result in risks such as:

•	effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain;

•	a higher degree of discretion on the part of governmental authorities;

•	a lack of judicial or administrative guidance on interpreting applicable rules and regulations;

•	inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and

•	relative inexperience of the judiciary and courts in such matters.

In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These licenses and agreements may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. Property right transfers, joint ventures, licenses, license applications or other legal arrangements pursuant to which we operate may be adversely affected by the actions of government authorities and the effectiveness of and enforcement of our rights under such arrangements in these jurisdictions may be impaired.

Our business will suffer if our strategic partners cannot obtain or maintain necessary licenses.

Our operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governments, among other factors. Our inability to obtain, or our loss of or denial of extension to any of these licenses or permits could hamper our ability to produce revenues from our operations.

Foreign currency exchange rate fluctuations may affect our financial results.

We expect to sell any future oil and natural gas production under agreements that will be denominated in U.S. dollars and foreign currencies. Many of the operational and other expenses we incur will be paid in the local currency of the country where we perform our operations. As a result, fluctuations in the U.S. dollar against the local currencies in jurisdictions where we operate could result in unanticipated and material fluctuations in our financial results. Local operations may require funding that exceeds operating cash flows and there may be restrictions on expatriating proceeds and/or adverse tax consequences associated with such funding.

We may not be able to repatriate our earnings.

We will be conducting all of our operations in South America through subsidiaries of one or more wholly-owned, offshore subsidiaries established for this purpose.  Therefore, we may be dependent on the cash flows of our offshore subsidiaries to meet our obligations.  Our ability to receive such cash flows may be constrained by taxation levels in the jurisdictions where our subsidiaries operate and by the introduction of exchange controls or repatriation restrictions in the jurisdictions where we operate.  There is no assurance that any exchange or repatriation restrictions will not be imposed in the future.

Risks Related to our Common Stock

The market price of our common stock is very volatile and the value of your investment is subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile. More specifically, the closing bid price of our stock has fluctuated between $0.04 per share and $0.55 per share since September 1, 2009. The price at which our common stock trades depends upon a number of factors that are beyond our control. The stock market has, from time to time, experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Further, during periods of stock market price volatility, share prices of many companies have fluctuated in a manner not necessarily related to their operating performance; accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

There is not now, and there may never be, an active market for our common stock.

There currently is an extremely limited market for our common stock.  Further, although our common stock is currently quoted on the Pink Sheets OTCQB, trading of our common stock is extremely sporadic.  For example, several days may pass before any shares are traded.  As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, our common stock.  Accordingly, investors must assume they may have to bear the economic risk of an investment in our common stock for an indefinite period of time, and may lose their entire investment.  There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained.  This severely limits the liquidity of our common stock and would likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

We cannot assure that our common stock will become liquid or that it will be listed on a national securities exchange.

Until our common stock is listed on a national securities exchange such as the NASDAQ National Market or the NYSE Amex, we expect our common stock to remain eligible for quotation on the Pink Sheets OTCQB.  If we fail to meet the criteria set forth in Securities and Exchange Commission (“SEC”) regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors.  Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock.  This would also make it more difficult for us to raise capital.

Future sales of our common stock could lower our stock price.

We will sell additional shares of common stock in subsequent offerings with an offering price that may be greater or less than the current offering price.  We may also issue additional shares of common stock or derivative securities convertible into shares of common stock to finance future acquisitions.  We have granted to investors purchasing 12,750,000 shares of common stock in our December 2010 – January 2011 private placement certain anti-dilution rights.  Such rights provide that if, prior to April 30, 2011, we sell shares of our common stock at a price below $0.20 per share, then immediately after such sale, the Company will issue to each investor who participated in the December 2010 – January 2011 private placement additional shares of common stock such that the aggregate number of shares acquired by any investor would be equal to the number of shares of common stock such investor could have purchased at the reduced purchase price.  In connection with the closing of our February 2011 private placement, we issued the Warrants to purchase up to 1 million shares of our common stock.  We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock.  Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.  Moreover, sales of our common stock by existing shareholders could also depress the price of our common stock.

Future sales of our common stock in the public market could lower our stock price.

This prospectus registers the resale of 96,288,726 shares of common stock, which includes 1 million shares of common stock issuable upon the exercise of outstanding five year common stock purchase warrants exercisable at $0.30 per share that will be eligible to be sold to the public. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in our common stock is limited, which makes transactions in our common stock cumbersome and may reduce the value of an investment in the stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver to the potential investor, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth:

•	the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of common stock and cause a decline in the market value of stock.

Disclosure also has to be made to the potential investor about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The price of our common stock will remain volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

•	actual or anticipated variations in our operating results;
•	announcements of drilling developments by us, our strategic partners or our competitors;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	adoption of new accounting standards affecting our Company’s industry;
•	additions or departures of key personnel;
•	sales of our common stock or other securities in the open market;
•	catastrophic equipment failures, such as blow-outs;
•	litigation; and
•	other events or factors, including the price of oil and gas, many of which are beyond our control.

The stock market is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against the company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

We do not anticipate dividends to be paid on our common stock.

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. We cannot assure stockholders of a positive return on their investment when they sell their shares, nor can we assure that stockholders will not lose the entire amount of their investment in the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are “forward-looking” statements, as well as historical information.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that the expectations reflected in these forward-looking statements will prove to be correct.  Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.”  Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “shall,” “should,” and similar expressions, including when used in the negative.  Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors.  We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

USE OF PROCEEDS

The selling stockholders are selling shares of common stock covered by this prospectus for their own account.  We will not receive any of the proceeds from the resale of these shares.  However, we will generate proceeds from the cash exercise of the Warrants by the selling stockholders, if any.  We intend to use those proceeds for general corporate purposes.

SELLING SECURITY HOLDERS

The following table details the name of each selling stockholder, the number of shares owned by that selling stockholder, and the number of shares that may be offered by each selling stockholder for resale under this prospectus.  The selling stockholders may sell up to 96,288,726 shares of our common stock from time to time in one or more offerings under this prospectus, which includes 1,000,000 shares of common stock which are issuable upon the exercise of the Warrants held by certain selling stockholders. Because each selling stockholder may offer all, some or none of the shares it holds, and because, based upon information provided to us, there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering(1)	Shares of Common Stock Included in Prospectus	Number of Shares of Common Stock Owned After the Offering	Percentage of Ownership After Completion of Offering (2)(3)
Matthew B. Furst	750,000	250,000	500,000	*
Mark H. and Meredith K. Barineau	500,000	500,000	-	*
Charles T. McCord III	200,000	200,000	-	*
CTM 2005, Ltd.(4)	200,000	200,000	-	*
Ray Johnson	625,000	125,000	500,000	*
Kenneth R. Dean	50,000	50,000	-	*
Robert J. Scholl III	750,000	250,000	500,000	*
Robert H. Johnson	250,000	250,000	-	*
Michael D. Schwitz(5)	500,000	500,000	-	*
Michael L. and Michelle R. Jones	375,000	375,000	-	*
Paul J. and Shelly M. Buck	250,000	250,000	-	*
Martin Crow	250,000	250,000	-	*
Mark and Angie Depew(6)	429,000	125,000	304,000	*
Mark and Cathy Witaczack	375,000	375,000	-	*
Lee R. Jones and Patty Sue Jones Living Trust(7)	375,000	375,000	-	*
Darrell Matthew Jones Trust(8)	1,250,000	1,250,000	-	*
Robert Wildberger	200,000	200,000	-	*
Scott Sullivan	2,500,000	500,000	2,000,000	*
Forrest Wall	1,125,000	125,000	1,000,000	*
Elefterios Aligizakis	6,675,000	5,000,000	1,675,000	*
Bullet Holding Corp.(9)	500,000	500,000	-	*
Mark Dutton(10)	307,450	125,000	182,450	*
Randy Watson	125,000	125,000	-	*
Riversource Partners International Select Growth Fund(11)	1,333,000	1,333,000	-	*
Riversource Partners International Small Cap Fund(12)	474,000	474,000	-	*
Variable Portfolio – Columbia Wanger International Equities(13)	1,694,000	1,694,000	-	*
Columbia Acorn International(14)	20,718,000	20,718,000	-	*
Wanger International(15)	3,074,000	3,074,000	-	*
Quantum Partners LP(16)	45,060,727	45,060,727	-	*
Passport Energy Master Fund SPC Ltd. (17)	3,333,333	3,333,333	-	*
Pemigewasset Offshore Ltd. (18)	35,000	35,000	-	*
Pemigewasset Partners LP(18)	1,000,000	1,000,000	-	*

Hopewell Capital LLC(19)	1,000,000	1,000,000	-	*
Iroquois Master Fund Ltd.(20)	1,666,666	1,666,666	-	*
AQR Opportunistic Premium Offshore Fund, L.P.(21)	321,420	321,420	-	*
AQR Funds – Diversified Arbitrage Fund(22)	3,170,730	3,170,730	-	*
Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio(23)	317,370	317,370	-	*
CNH Diversified Opportunities Master Account, L.P. (24)	190,480	190,480	-	*
David A. Hanse(25)	425,000(26)	425,000(26)	-	*
R. Kevin Andrews(27)	75,000(28)	75,000(28)	-	*
Pritchard Capital Partners, LLC(29)	500,000(30)	500,000(30)	-	*

* Less than 1%.

(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days.

(2)	This percentage is based upon 454,667,726 shares issued and outstanding as of March 15, 2011, plus the additional shares that the selling stockholder is deemed to beneficially own.

(3)
Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligations known to us to sell any shares of common stock at this time.

(4)
Charles T. McCord III serves as president of the general partner of CTM 2005, Ltd., and may be considered to have the power to vote or direct the vote of, and the power to dispose or direct the disposition, of all shares beneficially owned by CTM 2005, Ltd.

(5)
Mr. Schwitz has informed us that he is an affiliate of a registered broker-dealer and has represented that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.  Mr. Schwitz acquired the shares being registered hereunder on January 3, 2011 for cash consideration of $100,000.

(6)
Mark Depew has informed us that he is an affiliate of a registered broker-dealer and has represented that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.  Mark and Angie Depew acquired the shares being registered hereunder on January 5, 2011 for cash consideration of $25,000.

(7)	Lee R. Jones Jr. serves as the trustee of the Lee R. Jones and Patty Sue Jones Living Trust.

(8)	Matt Jones serves as the trustee of the Darrell Matthew Jones Trust.

(9)	Robert N. Allen serves as the president of Bullet Holding Corp.

(10)
Mr. Dutton has informed us that he is an affiliate of a registered broker-dealer and has represented that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.  Mr. Dutton acquired the shares being registered hereunder on January 27, 2011 for cash consideration of $25,000.

(11)
Riversource Partners International Select Growth Fund (“Riversource Growth”) is a series of Riversource International Managers Series, Inc., a Minnesota corporation registered as an investment company with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940.  Columbia Management Investment Advisers, LLC (“CMIA”) acts as investment manager, and Columbia Wanger Asset Management, LLC (“CWAM”) acts as subadviser, to Riversource Growth. As a result, CMIA and CWAM may be deemed to be beneficial owners of the shares of the Company held by Riversource Growth due to the investment discretion that may be attributable to each of CMIA and CWAM; however, neither CMIA nor CWAM has the power to vote such shares held by Riversource Growth.  The proxies for securities held by Riversource Growth are voted by the Chairman of the Board of Directors of Riversource Growth in accordance with Riversource Growth’s proxy voting policies and procedures.

(12)
Riversource Partners International Small Cap Fund (“Riversource Small Cap”) is a series of Riversource International Managers Series, Inc., a Minnesota corporation registered as an investment company with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940.  CMIA acts as investment manager, and CWAM acts as subadviser, to Riversource Small Cap. As a result, CMIA and CWAM may be deemed to be beneficial owners of the shares of the Company held by Riversource Small Cap due to the investment discretion that may be attributable to each of CMIA and CWAM; however, neither CMIA nor CWAM has the power to vote such shares held by Riversource Small Cap.  The proxies for securities held by Riversource Small Cap are voted by the Chairman of the Board of Directors of Riversource Small Cap in accordance with Riversource Small Cap’s proxy voting policies and procedures.

(13)
Variable Portfolio - Columbia Wanger International Equities Fund (“Wanger International VP”) is a series of Riversource Variable Series Trust, a Massachusetts business trust registered as an investment company with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940. CMIA acts as investment manager, and CWAM acts as subadviser, to Wanger International VP. As a result, CMIA and CWAM may be deemed to be beneficial owners of the shares of the Company held by Wanger International VP due to the investment discretion that may be attributable to each of CMIA and CWAM; however, neither CMIA nor CWAM has the power to vote such shares held by Wanger International VP.  The proxies for securities held by Wanger International VP are voted by the Chairman of the Board of Directors of Wanger International VP in accordance with Wanger International VP’s proxy voting policies and procedures.

(14)
Columbia Acorn International (“Acorn International”) is a series of Columbia Acorn Trust, a Massachusetts business trust registered as an investment company with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940.  CWAM acts as investment manager to Acorn International and has the voting and investment discretion with respect to the shares of the Company held by Acorn International.  Accordingly, CWAM may be deemed to be a beneficial owner of the shares of the Company held by Acorn International.  Proxies for which CWAM has authority to vote are voted in accordance with CWAM’s proxy voting policies and procedures.

(15)
Wanger International (“Wanger International”) is a series of Wanger Advisors Trust, a Massachusetts business trust registered as an investment company with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940.  CWAM acts as investment manager to Wanger International and has the voting and investment discretion with respect to the shares of the Company held by Wanger International.  Accordingly, CWAM may be deemed to be a beneficial owner of the shares of the Company held by Wanger International.  Proxies for which CWAM has authority to vote are voted in accordance with CWAM’s proxy voting policies and procedures

(16)
Soros Fund Management LLC (“SFM LLC”) serves as principal investment manager to Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”).  As such, SFM LLC has been granted investment discretion over portfolio investments, including the shares reported in the table above, held for the account of Quantum Partners.  George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

(17)
Passport Energy Master Fund SPC Ltd. for and on behalf of Portfolio A – Energy Strategy (“Passport Energy”) is the beneficial owner of the shares reported in the table above.  Passport Capital, LLC serves as the investment manager to Passport Energy.  John H. Burbank III serves as the sole managing member to Passport Capital, LLC.  John H. Burbank III may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of all shares beneficially owned by Passport Energy.

(18)	We have been advised that James B. Vose exercises voting and investment power over these shares.

(19)	We have been advised that Richard Adelaar exercises voting and investment power over these shares.

(20)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF.  As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership of the securities held by IMF.  Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(21)
CNH Partners, LLC (“CHN Partners”), as sub-advisor of AQR Opportunistic Premium Offshore Fund, L.P. (“AQR Opportunistic”), has discretionary voting and investment authority over the shares owned by AQR Opportunistic.  CNH Partners is controlled indirectly by Todd Pulvino and Mark Mitchell.  Accordingly, Todd Pulvino and Mark Mitchell may be deemed to share voting and investment authority over the shares owned by AQR Opportunistic.

(22)
CNH Partners, as sub-advisor of AQR Funds – AQR Diversified Arbitrage Funds (“AQR Funds”), has discretionary voting and investment authority over the shares owned by AQR Funds.  CNH Partners is controlled indirectly by Todd Pulvino and Mark Mitchell.  Accordingly, Todd Pulvino and Mark Mitchell may be deemed to share voting and investment authority over the shares owned by AQR Funds.

(23)
CNH Partners, as sub-advisor of AST Academic Strategies Asset Allocation Portfolio (“AST”), has discretionary voting and investment authority over the shares owned by AST.  CNH Partners is controlled indirectly by Todd Pulvino and Mark Mitchell.  Accordingly, Todd Pulvino and Mark Mitchell may be deemed to share voting and investment authority over the shares owned by AST.

(24)
CNH Partners, as the advisor of CNH Diversified Opportunities Master Account, L.P. (“CNH Diversified”), has discretionary voting and investment authority over the shares owned by CNH Diversified.  CNH Partners is controlled indirectly by Todd Pulvino and Mark Mitchell.  Accordingly, Todd Pulvino and Mark Mitchell may be deemed to share voting and investment authority over the shares owned by CNH Diversified.

(25)
Mr. Hanse has informed us that he is an affiliate of Pritchard Capital Partners, LLC, a registered broker-dealer, and has represented that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.  Mr. Hanse was assigned the Warrant pursuant to which the shares being registered hereunder are issuable on February 15, 2011 from Pritchard Capital Partners, LLC.

(26)	Represents 425,000 shares of common stock underlying a five year warrant exercisable at $0.30 per share.

(27)
Mr. Andrews has informed us that he is an affiliate of Pritchard Capital Partners, LLC, a registered broker-dealer, and has represented that he acquired the securities described above in the ordinary course of business and, at the time of acquisition, did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.  Mr. Andrews was assigned the Warrant pursuant to which the shares being registered hereunder are issuable on February 15, 2011 from Pritchard Capital Partners, LLC.

(28)	Represents 75,000 shares of common stock underlying a five year warrant exercisable at $0.30 per share.

(29)
Pritchard Capital Partners, LLC is a registered broker-dealer and has represented that it acquired the securities described above in the ordinary course of business and, at the time of acquisition, did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.  Pritchard Capital Partners, LLC acquired the Warrant pursuant to which the shares being registered hereunder are issuable on February 15, 2011 as part of the consideration paid to Pritchard Capital Partners, LLC in connection with the closing of the Company’s February 2011 financing.

(30)	Represents 500,000 shares of common stock underlying a five year warrant exercisable at $0.30 per share.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of his/hers/its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), if available, rather than under this prospectus, provided they meet certain requirements under Rule 144.  Broker-dealers engaged by a selling stockholder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from a selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Transactions under this prospectus may or may not involve brokers or dealers.  The selling stockholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals.  Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in selling securities.  Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder in amounts to be negotiated in connection with the sale.  Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both.  This compensation as to a particular broker-dealer might exceed customary commissions.

Each selling stockholder that is a broker-deal or an affiliate of a registered broker-dealer has represented to us that it purchased the securities in the ordinary course of business.  The selling stockholders have informed us that they do not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, are “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.  We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Prior to a selling stockholder entering into an agreement with a broker-dealer, such broker-dealer will need to seek and obtain clearance of the underwriting compensation and arrangements from FINRA.  Upon being notified by a selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);
•	the number of shares involved;
•	the initial price at which the shares were sold;
•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
•	that such selling stockholder and broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transactions.

We have informed the selling stockholders that Regulation M promulgated under the Exchange Act may be applicable to them with respect to any purchase or sale of our common stock.  In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits a selling stockholder and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock.  None of these persons may effect any stabilizing transaction to facilitate any offering at the market.  As the selling stockholders will be offering and selling our common stock at the market, Regulation M will prohibit them from effecting any stabilizing transaction in contravention of Regulation M with respect to the shares.

We also have advised the selling stockholders that they should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares.  Under Regulation M, the selling stockholder or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while the selling stockholder is distributing shares covered by this prospectus.  Regulation M may prohibit the selling stockholder from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the Agreement.  We have advised the selling stockholders that they should consult with their own legal counsel to ensure compliance with Regulation M.

We are required to pay the fees and expenses incident to the registration of the shares.  We have agreed to issue certain shares of our common stock in the event that this resale registration statement is not effective by June 15, 2011, see “Description of Securities to be Registered and Our Capital Stock.”  We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED
AND OUR CAPITAL STOCK

This prospectus relates to the sale of up to 96,288,726 shares of our common stock, which includes an aggregate of 1,000,000 shares of common stock the Warrants. The following description of our capital stock is only a summary. You should also refer to our articles of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

We are authorized to issue 700,000,000 shares of common stock, par value $0.001, of which 454,667,726 shares were issued and outstanding as of March 15, 2011.  We are also authorized to issue 50 million shares of preferred stock, par value $0.001, none of which have been issued as of March 15, 2011.

Common Stock

The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders.  The holders of common stock have the sole right to vote, except as otherwise provided by law or by our certificate of incorporation, including provisions governing any preferred stock.  The common stock does not have any cumulative voting, preemptive, subscription or conversion rights.  Election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.  The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Subject to the rights of any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds legally available.  In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

 The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board to issue shares of stock to persons friendly to existing management, which may deter or frustrate a takeover of the Company.

Registration Rights

The Company has granted registration rights to the holders of the shares of common stock sold in connection with our private placements closed in January and February 2011.  Pursuant to the terms of a registration rights agreement entered into by and between the Company and the investors, the Company will use its best efforts to file a registration statement on Form S-1 (“Registration Statement”) with the SEC to register the resale of the shares purchased within 60 days from the closing of the February 2011 offering.  The Company will use its best efforts to have the Registration Statement declared effective on or before June 15, 2011.  If the Registration Statement registering the resale of the Shares has not been declared effective by June 15, 2011, then the Company will be required to pay the investors, pro rata, an amount equal to 0.5% of the purchase price of the Shares for each 30-day period of delay (pro-rata for a lesser period of delay), subject to maximum fee of 1.5% of the purchase price of the Shares.  The Company has the option to pay such liquidated damages through the issuance of shares of its common stock.

We will pay all costs and expenses incurred by us in complying with our obligations to file the Registration Statement pursuant to the Registration Rights Agreement, except that the selling holders will be responsible for any underwriters discounts or commissions.

In addition to the registration rights granted to investors in our February 2011 financing, we have granted piggy-back registration rights with respect to the resale of shares of our common stock sold to investors participating in our December 2010 – January 2011 private placement.

Preferred Stock

We are authorized to issue 50 million shares blank check preferred stock, none of which are issued and outstanding.  We have no present plans for the issuance thereof. Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. Our board of directors may also designate the rights, preferences, and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;
•	diluting ownership and the voting power of the common stock holders;
•	impairing the liquidation rights of the common stock; and
•	delaying or preventing a change in control without further action by the stockholders

Options and Warrants

The Company currently has no options outstanding.  In connection with our private placement closed in February 2011, the Company issued to Pritchard a five-year warrant to purchase up to 1 million shares of the Company’s common stock, which is exercisable at $0.30 per share.  Pritchard subsequently assigned a portion of the Warrants to affiliates of Pritchard.

Indemnification

As permitted by Nevada law, our Articles of Incorporation, as amended, provide that we will indemnify its directors and officers against expenses and liabilities as they are incurred to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent

The transfer agent and registrar for our common stock is Island Stock Transfer whose address is 100 Second Avenue South, Suite 705S, St. Petersburg, Florida 33701.

BUSINESS

The Company

We are an international, early-stage oil and gas exploration company.  We have initially concentrated our efforts in Colombia and Peru, where we believe we have attractive oil and gas interests.  Our strategy is to develop a portfolio of non-operated oil and gas assets, primarily focused in South America, by balancing an inventory of near-term drilling projects with oil and gas development activities requiring extended lead times.  Gulf United’s current asset portfolio includes participation in two hydrocarbon exploration blocks operated by SK Energy and two properties operated by Upland.

Oil and Gas Industry

The oil and gas industry is a complex, multi-disciplinary sector that varies greatly across geographies. As a heavily regulated industry, operating conditions are subject to political regimes and changing legislation. Governments can either induce or deter investment in exploration and production, depending on legal requirements, fiscal and royalty structures and regulation. Beyond political considerations, exploration and production for hydrocarbons is an extremely risky business with multiple failure modes. Exploration and production wells require substantial investment and are long-term projects, sometimes exceeding twenty to thirty years. Regardless of the effort spent on an exploration or production prospect, success is difficult to attain. Even though modern equipment, including seismic equipment and advanced software, has helped geologists find producing structures and map reservoirs, they do not guarantee any outcome. Drilling is the only method to determine whether a prospect will be productive, and even then, many complications can arise during drilling (e.g., those relating to drilling depths, pressure, porosity, weather conditions, permeability of the formation and rock hardness) among others.

Typically, there is a significant chance that exploratory wells will result in non-producing holes, leaving investors with the cost of seismic data and a dry well which can total millions of dollars. Even if oil or gas is produced from a particular well, there is always the possibility that treatment, at additional cost, may be required to make production commercially viable. Further, production profiles decline over time. In summary, oil and gas exploration and production is an industry with high risks and high entry barriers, but it is also potentially lucrative.

Oil and gas prices determine the commercial feasibility of a project.  Certain projects may become feasible with higher prices or, conversely, may falter with lower prices. Volatility in the price of oil, gas and other commodities has increased during the last few years, complicating the assessment of revenue projections.  Most governments have enforced strict regulations to uphold high standards of environmental awareness; thus, holding companies to a high degree of responsibility vis-à-vis protecting the environment. Aside from such environmental factors, oil and gas drilling is often conducted near populated areas.  For a company to be successful in its drilling endeavors, working relationships with local communities are crucial to promote business strategies and to avoid the repercussions of disputes that might arise over local business operations.  At this time, the Company does not have any producing or proved oil or gas reserves.

Corporate History

The Company was incorporated in the State of Nevada on September 19, 2003. The Company is a development stage company as defined by generally accepted accounting principles. On March 2, 2006, we amended our articles of incorporation to reflect a name change from Stonechurch, Inc. to Gulf United Energy, Inc. Initially, we were engaged in the acquisition and exploration of mining properties. However, with the acquisition of certain joint ventures in 2006, we changed our focus to become an investor in pipeline and LNG regasification projects. Since about February 2010, the company has pursued investments in oil and gas properties. We own 100% of the outstanding interests of Gulf United Energy del Peru, Gulf United Energy Cuenca Trujillo Ltd., and Gulf United Energy del Colombia, entities in which we conduct our activities in South America.

Business Plan and Strategic Outlook

We plan to build a successful oil and gas exploration and production company focused on acquiring working interests, royalty interests, partnership or limited liability company interests, lease options, leasehold positions, or other mineral rights in select countries in South America. We have initially concentrated our efforts in Colombia and Peru, where we believe we have found good E&P opportunities with straight-forward oil and gas contracting terms and conditions. We may turn to opportunities in other countries if we deem the relevant considerations merit our investment. We plan to focus on early-stage exploration of hydrocarbons through a variety of transactions aimed at building a resources base. An integral part of our strategy is to build a competent and professional management and operations team to enable us to successfully carry out our business plan. We have engaged experienced personnel including technical specialists (e.g., geologists/geophysicists and others, as required by the scope of our operations).

Our Exploration Projects

Colombia: Block CPO-4

In July 2010, the Company acquired from SK Energy, subject to regulatory approval, an undivided twelve and one-half percent (12.5%) participating interest in the CPO-4 block located in the Llanos Basin of Colombia.  CPO-4 is an onshore block consisting of 345,592 contiguous acres and is operated by SK Energy.  Approximately 530 square kilometers of 3-D seismic data was acquired in the northern portion of the acreage during 2010.  The data is being analyzed and mapped.  During calendar year 2011, the Company plans to drill at least two wells on the block.

The assignment of the interest in CPO-4 is conditioned upon the approval by the National Hydrocarbon Agency of Colombia (ANH) and the Republic of Korea by July 31, 2011.  In the event that the ANH or Republic of Korea consents are delayed or denied, the farmout agreement provides that the parties will meet within thirty days to discuss possible amendments to the farmout agreement to avoid the need for the approvals.  If the Company and SK Energy are unable to agree upon the amendment, the farmout agreement will be terminated, the Company’s interest in Block CPO-4 will be deemed re-assigned back to SK Energy, and the Company will have the right to have returned any amounts paid under the farmout agreement, without interest.  We have begun the process for obtaining the consent of ANH and the Republic of Korea.  While we do not anticipate any problems receiving the necessary consents, in the event that such consents are not received, we believe that we will be able to negotiate an alternative arrangement with our working interest partners that would allow us to maintain our economic interest in Block CPO-4.  If we are unable to obtain the necessary consents, or unable to negotiate alternative arrangements, our business would be materially adversely affected.

Block CPO-4.  Source: Gulf United Energy, Inc

Peru: Block Z-46

In July 2010, the Company acquired from SK Energy, subject to regulatory approval, an undivided forty percent (40%) participating interest in Block Z-46, an approximately 2.8 million acre offshore block in Peru.  Block Z-46 has over 5,600 km of reprocessed 2-D seismic data and two wells drilled by Repsol in the 1990’s that established the presence of hydrocarbons.  On December 30, 2010, we began acquiring approximately 2,900 kilometers of 2-D seismic data to further delineate prospects in anticipation of a focused 3-D seismic data acquisition in the future.

The assignment of the participation interest in Block Z-46 is conditioned upon the approval of the assignment by PeruPetro S.A.  In the event that the PeruPetro consent is delayed or denied, the farmout agreement provides that the parties will meet within thirty days after such date to discuss possible amendments to the farmout agreement to avoid the need for the approval.  If the Company and SK Energy are unable to agree upon the amendment, the farmout agreement will be terminated, the Company’s interest in Block Z-46 will be deemed re-assigned back to SK Energy, and the Company will have the right to have returned any amounts paid under the farmout, without interest.  We have begun the process of obtaining the consent of PeruPetro.  While we do not anticipate any problems receiving the necessary consent, in the event that such consent is not received, we believe that we will be able to negotiate an alternative arrangement with our working interest partner that would allow us to maintain our economic interest in Block Z-46.  If we are unable to obtain the necessary consents, or unable to negotiate alternative arrangements, our business would be materially adversely affected.

Peru Block Z-46.  Source: Gulf United Energy, Inc.

Other Assets and Activities

Also in Peru, the Company has acquired, subject to regulatory approval, a 5% participating interest in Block XXIV, an approximately 276,137 gross acre concession, and a 2% participating interest in the Peru TEA.  The Peru TEA consists of four contiguous blocks totaling approximately 40 million gross acres onshore on the western flank of the Andes Mountains.  Block XXIV and Peru TEA are both operated by Upland.  Two exploratory wells have been drilled on Block XXIV and both wells are considered dry holes.  There are no current plans to drill additional wells or to rework existing wells in the short term, although future drilling has been planned on this concession by Upland.  Similarly, there are no current plans to develop the Peru TEA.

Block XXIV.  Source: Gulf United Energy, Inc.

ECUADOR
COLOMBIA
BRASIL
BOLIVIA
CHILE
Block 24
TEA Area I
TEA Area II
TEA Area III
TEA Area IV
Perú petro
MAPA DEL PERU
LOTES DE CONTRATOS DE OPERACIONES PETROLERAS Y CUENCAS SEDIMENTARIAS
LEYENDA
Lotes en Contratos
Lotes en Negociación
Lotes en Convenios
Convenios Hidrocarburos no Conv.
Para Contratos y Promoción
Areas en Promoción
Cuencas Sedimentarias
Oleoducto
Gasoducto
Areas Protegidas
Areas Intangibles
31 DE MAYO, 2008
AMERICA DEL SUR

Peru TEA Areas I, II, III, and IV.  Source: PeruPetro S.A.

The assignment to the Company of the interests in Block XXIV and the Peru TEA are also subject to the approval of PeruPetro S.A., along with certain governmental agencies of the Republic of Peru.  Until such time as the approvals are received, Upland is holding the Block XXIV and Peru TEA interests in escrow.  Upland has begun the process of obtaining the necessary approvals on behalf of the Company.

While seismic evaluation has been ongoing on certain of our properties, it is unknown whether recoverable oil or gas reserves will be discovered.  We expect to engage in additional investment opportunities in oil and gas exploration and development as our resources permit. The scope of our activities in this regard may include, but may not be limited to, the acquisition or assignment of rights to develop exploratory acreage under concessions with government authorities and other private or public exploration and production companies, the purchase of oil and gas producing properties, farm-in and farmout opportunities.

We may turn to opportunities in other countries if we deem the relevant considerations merit our investment. We plan to focus on early-stage exploration of hydrocarbons through a variety of transactions aimed at building a resource base.

The Company has granted to certain affiliates of the Company, including members of our senior management team, a 2% overriding royalty interest, proportionately reduced, on its interests in Block CPO-4, Block Z-46, Block XXIV, and the Peru TEA.  See “Management – Certain Relationships and Related Party Transactions.”

Acreage

The following table sets forth information relating to our interests in prospects in Peru and Columbia:

Property	Operator	Ownership Interest	Total Gross Acres(1)	Total Gross Developed Acres	Total Gross Undeveloped Acres	Gross Productive Wells
Block XXIV	Upland Oil & Gas, LLC	5.0%	276,137	0	276,137	0
Peru TEA	Upland Oil & Gas, LLC	2.0%	40,321,163	0	40,321,163	0
Z-46	SK Energy	40.0%	2,803,411	0	2,803,411	0
CPO-4	SK Energy	12.5%	345,592	0	345,592	0
(1) The gross acreage cited includes acreage to be earned under existing farm-out and participation agreements.

A developed acre is an acre spaced or assignable to productive wells, a gross acre is an acre in which a working interest is owned, and a net acre is the result that is obtained when the sum of fractional ownership working interests in gross acres equals one.  The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.  We currently do not have any proved reserves.

Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether or not such acreage contains proved reserves, but does not include undrilled acreage held by production under the terms of a lease.

Title to Properties

We do not hold record title to any of our prospects.  We instead hold working interests (subject to regulatory approval) in our projects by virtue of the various agreements described in the section of this prospectus entitled “Business - Our Exploration Projects” beginning on page 28.  Generally, title to oil and gas properties is subject to royalty, overriding royalty, carried working, net profits, working and other similar interests and contractual arrangements customary in the gas and oil industry, liens for current taxes not yet due and other encumbrances.

Governmental Regulation

The oil and gas industries in Peru and Colombia are highly regulated. Rights and obligations with regard to exploration, development and production activities are explicit for each project, and economics are governed by a royalty/tax regime. Various government approvals are required for acquisitions and transfers of exploration and exploitation rights, including meeting financial, operational, legal and technical qualification criteria.  Oil and gas concessions are typically granted for fixed terms with opportunity for extension.

Environmental Regulation – Community Relations

Our activities will be subject to existing laws and regulations governing environmental quality and pollution control in the countries where we expect to maintain operations. Our activities with respect to exploration, drilling and production from wells will be subject to stringent environmental regulation by regional, provincial and federal authorities in Peru and Colombia. Such regulations relate to, for example, environmental impact studies, permissible levels of air and water emissions, control of hazardous wastes, construction of facilities, recycling requirements and reclamation standards. Risks are inherent in oil and gas exploration, development and production operations, and we can give no assurance that significant costs and liabilities will not be incurred in connection with environmental compliance issues. There can be no assurance that all licenses and permits which may be required to carry out exploration and production activities will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that we may wish to undertake.

Employees

We currently have five full-time employees.  Our current chief financial officer serves on a contract basis.  We utilize consultants as needed to perform day-to-day operational and administrative functions and as advisors.

Insurance

We currently do not maintain any insurance coverage to cover losses or risks incurred in the ordinary course of business.

Research and Development

We have not incurred any research or development expenditures since inception.

Legal Proceedings

From time to time, the Company may become involved in litigation relating to claims arising out of its operations in the normal course of business. No legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve the Company which, in the opinion of the management of the Company, could reasonably be expected to have a material adverse effect on its business or financial condition.  There are no proceedings in which any of the directors, officers or affiliates of the Company, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to that of the Company

General

Our address is P.O. Box 22165, Houston, Texas 77227-2165 and our telephone number is 713-942-6575. Our web site, www.gulfunitedenergy.com, is currently under construction. You may access and read our SEC filings through the SEC's web site (http:www.sec.gov). This site contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are an international, early-stage oil and gas exploration and production company with operations in South America. We have entered into agreements to acquire a working interest in an oil and gas property in Colombia and have entered into agreements to acquire additional working interests in properties located in Peru.   We expect to engage in investment opportunities in oil and gas exploration and development. The scope of our activities in this regard may include, but may not be limited to, the acquisition of or assignment of rights to develop exploratory acreage under concessions with government authorities and other private or public exploration and production (“E&P”) companies, the purchase of oil and gas producing properties, farm-in and farmout opportunities.

We hope to build a successful oil and gas exploration and production company focused on acquiring working interests, royalty interests, partnership or limited liability company interests, lease options, leasehold positions, or other mineral rights in select countries in South America.  We have initially concentrated our efforts in Colombia and Peru, where we believe we have found good E&P opportunities with straight-forward oil and gas contracting terms and conditions.  We may turn to opportunities in other countries if we deem the relevant considerations merit our investment. We plan to focus on early-stage exploration of hydrocarbons through a variety of transactions aimed at building a resources base.

Sale of pipeline and LNG re-gasification facility joint venture investments

As reported in the Company’s Form 8-K filed November 5, 2010, the Company closed on an agreement with its former joint venture partner, Cia. Mexicana de Gas Natural, S.A. de C.V., to sell all of the Company’s shares in Fermaca LNG de Cancun, S.A. de C.V. and Fermaca Gas de Cancun, S.A. de C.V. for a total amount of $1,000,000.  $350,000 has been paid to date. The next three installments of $150,000 are payable six, nine and twelve months after the closing date with a final payment of $200,000 payable at fifteen months after the close.  No interest accrues on the installments. The proceeds from the sale will be used to reduce the Company’s outstanding debt or for other working capital purposes.

Results of Operations

We have not earned any revenues during the period from inception through November 30, 2010. We have not attained profitable operations and are, therefore, dependent upon obtaining additional debt or equity financing. If we are unable to obtain additional financing, there is substantial doubt that we will be able to continue as a going concern.

Results of Operations - Fiscal Years ended August 31, 2010 and 2009

Year Ended August 31, 2010, Compared to Year Ended August 31, 2009

($ in Thousands)
	2010	2009
Revenue	$-	$-

Office and other	5	4
Depreciation expense	12	1
Officer's salary and related expenses	167	-
Professional fees	551	86
Referral fees	45	-
Rent and lease expense	-	51
Travel	15	-
Shareholder loan and other interest	570	201
Subsidiary formation cost	10	-
Impairment loss	940	1,011
	2,315	1,354
Net loss for the year	$(2,315)	$(1,354)

The Company incurred a net loss of $2,315,000 for the year ended August 31, 2010 which is $961,000 higher than the net loss of $1,354,000 in 2009.  The higher loss is due primarily to the officer’s salary and expenses, a significant increase in professional fees as well as the increased interest expense associated with greater borrowings and loan discount amortization in fiscal 2010.

Operating Expenses

The following table sets forth summarized operating expense information for the years ended August 31, 2010 and 2009:

($ in Thousands)
	2010	2009	$ Change
Office and other	$5	$4	$1
Depreciation expense	12	1	11
Officer's salary and related expenses	167	-	167
Professional fees	551	86	465
Referral fees	45	-	45
Rent and lease expense	-	51	(51)
Travel	15	-	15
Shareholder loan and other interest	570	201	369
Subsidiary formation cost	10	-	10
Impairment loss	940	1,011	(71)
	$2,315	$1,354	$961

           For the year ended August 31, 2010, operating expenses increased $961,000 or 71%, as compared to the year ended August 31, 2009. The increase occurred primarily due to: (i) the $167,000 increase in Officers’ salary and related expenses, (ii) the $465,000 increase in professional fees which includes accounting, legal fees, geotechnical services and other and (iii) the $369,000 increase in interest expense and loan amortization.

Net Loss

For the twelve months ended August 31, 2010, our net loss was $2,315,000 compared to a loss of $1,354,000 for the twelve months ended August 31, 2009. The increase in the loss for the twelve months ended August 31, 2010 as compared to the twelve months ended August 31, 2009 was attributable to significant increases in operating expenses as noted above.

Net Loss Applicable to Common Shareholders

For the twelve months ended August 31, 2010, our net loss per share was $0.02 compared to a loss of $0.05 for the twelve months ended August 31, 2009.  This was the result of the issuance of a significant number of shares of our common stock in fiscal year 2010 and thereafter.

Cash flows

Cash flows from the Company's operating activities used cash of $387,693 for the year ended August 31, 2010, compared to net cash used of $70,875 in the year ended August 31, 2009.  During the year ended August 31, 2010, investing activities used cash of $62,563 for capital expenditures and $2,868,581 for investments in oil and gas properties.  The Company's financing activities provided net cash proceeds of $3,338,000 in the year ended August 31, 2010, compared to $69,200 cash provided in the year ended August 31, 2009. The cash provided in the twelve months ended August 31, 2010 was provided by sales of common stock totaling $587,500 and through proceeds from shareholder short-term loans totaling $2,900,500.  In 2009, the financing was provided by shareholder loans.

For the period from inception through August 31, 2010, the Company used cash of $811,701 in operating activities, $3,184,444 in investing activities and $4,015,824 was provided from financing activities.

Going Concern

In the course of its development activities, the Company has sustained losses and expects such losses to continue through at least August 31, 2011 and thereafter.  The Company expects to finance its operations primarily through its existing cash and any future debt and equity financings. However, there exists substantial doubt about the Company’s ability to continue as a going concern because the Company will be required to obtain additional capital in the future to continue its operations and there is no assurance that it will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet the Company’s ultimate capital needs and to support the Company’s growth. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, the Company’s operations would be materially negatively impacted.   Therefore, there is substantial doubt as to the Company’s ability to continue as a going concern. Additionally, our independent auditors included an explanatory paragraph in their report on our consolidated financial statements included in this report that raises substantial doubt about our ability to continue as a going concern.  The Company’s ability to complete additional offerings is dependent on the state of the debt and/or equity markets at the time of any proposed offering, and such market’s reception of the Company and the offering terms. In addition, the Company’s ability to complete an offering may be dependent on the status of its oil and gas exploration activities, which cannot be predicted. There is no assurance that capital in any form would be available to the Company, and if available, on terms and conditions that are acceptable.

Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the twelve months ended August 31, 2011. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

Results of Operations - Quarters ended November 30, 2010 and 2009

Quarter ended November 30, 2010, compared to quarter ended November 30, 2009

($ in Thousands)
	2010	2009	$ Change
Revenue	$-	$-	$-

Office and other	3	3	-
Depreciation expense	5	-	5
Officer's salary and related expenses	256	-	256
Professional fees	304	9	295
Consulting	54	-	54
Travel	14	-	14
Shareholder loan and other interest	507	54	453
Total expense	1,143	66	1,077
Gain on sale of joint venture investment	(200	-	(200

Net loss for the period	$(943	$(66	$(877

The Company incurred a net loss of $943,000 for the three months ended November 30, 2010 which is $877,000 higher than the net loss of $66,000 in 2009.  The higher loss is due primarily to the officer’s salary and expenses, a significant increase in professional fees as well as the increased interest expense associated with greater borrowings and loan discount amortization in the current quarter.

Operating Expenses

For the quarter ended November 30, 2010, operating expenses increased $1,077,000 as compared to the same quarter ended in 2009. The increase occurred primarily due to: (i) the $256,000 increase in officers’ salary and related expenses, (ii) the $295,000 increase in professional fees which includes accounting, legal fees, geotechnical services and other and (iii) the $453,000 increase in interest expense and loan discount amortization.

Net Loss

For the quarter ended November 30, 2010, our net loss was $943,000 compared to a loss of $66,000 for the quarter ended November 30, 2009.  The increase in the loss for the current quarter was attributable to the significant increases in operating expenses as noted above.

Net Loss Applicable to Common Shareholders

For the three months ended November 30, 2010, our net loss per share was $0.003 compared to a loss of $0.002 for the three months ended November 30, 2009.

Cash flows

For the three months ended November 30, 2010, the Company's operating activities used cash of $1,277,785 compared to net cash used of $1,525 for the first quarter of 2009.  During the current quarter, investing activities used cash of $3,752 for investment in oil and gas properties.  The Company's financing activities provided net cash of $1,261,858 in the quarter ended November 30, 2010, compared to $120,500 cash provided in the quarter ended November 30, 2009. The cash provided in the current quarter was provided by proceeds from shareholder short-term loans.  In 2009, the financing was provided primarily by common stock subscription.

For the period from inception-to-date, the Company used cash of $2,089,486 in operating activities, used $3,188,196 in investing activities and $5,277,682 was provided from financing activities.

Liquidity and Capital Resources

At November 30, 2010, the Company has current assets of $191,153, current liabilities of $4,829,764, and a working capital deficit of $4,638,611.  During the quarter, the Company raised an additional $1,400,000 from the placement of additional short-term promissory notes.  Subsequent to November 30, 2010 we raised approximately $27.7 million in equity and $3.8 million in debt through private placements.  At November 30, 2010, we estimated that during fiscal 2011, we would need to fund approximately $21.0 million under existing farmout and participation agreements.  Additionally, we would need to pay approximately $4.0 million  through the end of the fiscal year under existing credit facilities, and will require an additional $2.1 million to fund obligations under employment agreements and for other working capital purposes.  As of March 15, 2011, we estimate that the amounts needed for the remaining portion of fiscal year 2011 will be approximately $11.3 million to fund our obligations under our participation agreements, $432,000 under existing credit facilities, and approximately $522,000 to fund obligations under employment agreements and for other working capital purposes.  The Company has no other sources of financing and will continue to rely on best efforts equity, equity equivalent, or debt financings and borrowings from shareholders. There are no additional commitments from or assurances that we will be able to obtain additional capital on terms favorable to the Company or at all.  Our auditors have issued a going concern opinion for our financial statements due to their substantial doubt about our ability to continue as a going concern.

Contractual Commitments

Our commitments under existing agreements for the next three calendar years are estimated as follows as of March 15, 2011.

Contractual Obligations	Payments due by period (in thousands)
	Calendar Year 2011	Calendar Year 2012	Calendar Year 2013	Total
Debt obligations	$1,944	-	-	$1,944
Commitments under employment agreements	$870	$372	$250	$1,492
Commitments under consulting contracts	$200	-	-	$200
Commitments under participation and farmout agreements:
Block CPO-4(1)	$9,521	$438	$438	$10,397
Block Z-46(2)	$4,272	$1,032	$1,032	$6,336
Block XXIV	-	-	-	-
Peru TEA	-	-	-	-
Total	$16,807	$1,842	$1,720	$20,369
_____________

(1)
The figures for Block CPO-4 reflect our plan to drill four wells during calendar year 2011.  The current obligation on Block CPO-4 is $9.521 million which includes four wells at approximately $1.5 million each, payments of $2.25 million for 3-D seismic expense and $1.7 million for seismic acquisition costs incurred subsequent to July 31, 2010 owed to Houston American Energy Corp., and joint operating costs of $440,000.  The budgeted drilling program of four wells assumes success on the initial two wells.  Any drilling success may have associated revenues to offset additional costs.

(2)
The obligation on Block Z-46 is approximately $4.25 million which includes reimbursement of past costs of $2.9 million due to SK Energy upon approval of the Assignment of Interest, $500,000 for seismic processing, and joint operating costs of $860,000.  If the results of the 2-D seismic are positive, the Company will consider a 3-D seismic acquisition and drilling a well, increasing the future obligations on the block.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements or guarantees of third party obligations.

DETERMINATION OF OFFERING PRICE

We are not selling any of the common stock that we are registering. The common stock will be sold by the selling stockholders as detailed in this prospectus. Such selling stockholders may sell the common stock at the market price as of the date of sale or a price negotiated in a private sale.  Our common stock is currently listed for quotation on the Pink Sheets OTCQB published by OTC Markets Group, Inc. under the symbol “GLFE.”

MARKET PRICE INFORMATION AND DIVIDEND POLICY

Our common stock is listed for quotation on the Pink Sheets OTCQB published by OTC Markets Group, Inc. under the symbol “GLFE.”  The market for our common stock is extremely limited, sporadic, and highly volatile. The following table sets forth the approximate high and low closing sales prices for our common stock for the last two fiscal years and interim periods for which financials are included in this prospectus. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Our common stock is very thinly traded and, thus, pricing of our common stock on the OTCQB does not necessarily represent its fair market value.

FISCAL YEAR 2011		High	Low
	Quarter ended February 28, 2011	$0.54	$0.25
	Quarter ended November 30, 2010	$0.34	$0.15
FISCAL YEAR 2010
	Quarter ended August 31, 2010	$0.32	$0.15
	Quarter ended May 31, 2010	$0.40	$0.08
	Quarter ended February 28, 2010	$0.23	$0.04
	Quarter ended November 30, 2009	$0.24	$0.05
FISCAL YEAR 2009
	Quarter ended August 31, 2009	$0.15	$0.06
	Quarter ended May 31, 2009	$0.14	$0.06
	Quarter ended February 29, 2009	$0.20	$0.06
	Quarter ended November 30, 2008	$0.25	$0.04

The closing sales price of our common stock on March 16, 2011 was $0.40 per share per share.

Holders

The approximate number of holders of record of our common stock as of March 15, 2011 was 132.

Dividends

We have not paid any cash dividends on our equity security and our board of directors has no present intention of declaring any cash dividends.  We are not prohibited from paying any dividends pursuant to any agreement or contract.

Securities Authorized for Issuance under Equity Compensation Plans

We did not have any compensation plan under which equity securities are authorized for issuance as of our most recently ended fiscal year.

MANAGEMENT

The Company’s directors and executive officers are as follows:

Name	Age	Position
John B. Connally III	64	Director, Chief Executive Officer, President, and Chairman of the Board
David C. Pomerantz	50	Chief Financial Officer, Treasurer, and Secretary
Jim D. Ford	56	Executive Vice President, Business Development and Operations
Ernest B. Miller IV	42	Executive Vice President, Corporate Development and Administration
James C. Fluker III	62	Vice President, Exploration
John N. Seitz	59	Director
Thomas G. Loeffler	64	Director

Mr. John B. Connally, III was appointed President, Chief Executive Officer and director in September 2010.  Mr. Connally has engaged in oil and gas investments since the mid-1980’s.  Since May 2002, Mr. Connally has also served as a director of Endeavour International Corporation (“Endeavour”), a public company listed on the NYSE Amex and on London Stock Exchange, which is engaged in oil and gas exploration and production in the U.K. North Sea and in the domestic U.S. market. Mr. Connally was recently appointed as the lead director of Endeavour.  Mr. Connally also serves as the chairman of the compensation committee and member of the audit committee of Endeavour.  Until the mid-1980’s, Mr. Connally served as a partner in the law firm of Baker Botts LLP, specializing in corporate finance and mergers and acquisitions for energy and oil field service companies. Mr. Connally was a founding director of Nuevo Energy Company, a Houston-based oil and gas exploration and production company listed on the NYSE and a founder of Pure Energy Group, Inc. and Pure Gas Partners, Ltd., a private oil and gas exploration and production entity operating in the state of New Mexico, where he also served as a director and chief executive officer.  Mr. Connally provides the board with leadership and management knowledge.

Mr. David C. Pomerantz has served as the Company's Chief Financial Officer, Treasurer and Secretary since April 2007.  From March 2005 to present, Mr. Pomerantz has served as a partner with Clear Financial Solutions, Inc., a company providing financial consulting and CFO services. From February 2003 to March 2005, Mr. Pomerantz served as Chief Financial Officer and then Chief Operating Officer for General Solutions, Ltd., an electronics manufacturing and software development company. From March 2000 to February 2003, Mr. Pomerantz held a senior manager role in the consulting group of UHY Advisors, Inc., a CPA and professional services firm. From 1999 to 2000, Mr. Pomerantz was a director of strategic planning and then president of PRS International, Inc. From 1988 to 1999, Mr. Pomerantz was controller and then operations manager for a division of Tyco International, Inc.  Mr. Pomerantz attended Emory University and received his Business Administration degree in accounting from The University of Texas at Austin. Mr. Pomerantz is a member of The Houston Technology Center and the MIT Enterprise Forum and is active on boards and executive boards of several non-profit organizations.

Mr. Jim D. Ford serves as our Executive Vice President, Business Development and Operations, and has over 30 years of experience in the energy sector.  From September 2005 to September 2010, Mr. Ford served as a director of Rodeo Development Ltd., a privately held company that developed the Logbaba Natural Gas & Condensate block in Douala, Cameroon, and which is now a wholly owned subsidiary of Victoria Oil & Gas (London AIM).  Mr. Ford served as the president of Rodeo Development Ltd. from September 2005 to March 2010.  Previously, Mr. Ford served as president of Riata Resources Corp. from May 2001 to November 2006. He has also served as a director of Riata Resources Corp. since May 2001.  Mr. Ford’s previous experience includes serving as President of Intercap Resource Management Corp., a publicly traded company active in Yemen and Colombia, as Santa Fe Energy’s senior international negotiator, and as president of a number of Santa Fe Energy's international subsidiaries, including Santa Fe Energy (Colombia) Ltd. and Petrolera Santa Fe (Ecuador).  At Santa Fe Energy, Mr. Ford was directly involved in South America, Africa, the Former Soviet Union, and Asia, including the People’s Republic of China where he was responsible for negotiating the first production sharing agreement in onshore China.

Mr. Ernest B. Miller IV serves as our Executive Vice President, Corporate Development and Administration, and has 18 years of experience in energy development, operations, and finance with public and private companies based in the US, Canada, and United Kingdom.  Mr. Miller was a partner in Rodeo Development Ltd. from September 2005 to March 2010.  Prior to his work with Rodeo Development Ltd. in Cameroon, Mr. Miller was director of finance with Calpine Corporation (NYSE), responsible for project financing for the construction of new combined cycle power plants as well as the acquisition of natural gas reserves.  After leaving Calpine, Mr. Miller provided consulting services to BPZ Energy (NYSE) in arranging their IFC financing package, and was a principal in Tiger Midstream Development.

Mr. James C. Fluker III serves as our Vice President of Exploration, is a professional geophysicist and geologist with over 30 years of experience in petroleum exploration.  Since December 2009, Mr. Fluker has served as a consultant of the Company, recently providing services relating to the Company’s oil and gas interests in Peru and Colombia.  Between April 2007 and November 2009, Mr. Fluker was a consultant for SK Energy.  Between January 2006 and May 2007, Mr. Fluker served as a consultant of CCC.  Prior thereto, between January and December 2005, Mr. Fluker was a consultant for Teikoku Oil Co.  Prior to his consulting work, Mr. Fluker was with Exxon Mobil Corporation, specializing in the Gulf Coast region of Texas.  He later served as exploration manager for Tenneco Oil Co. in Ecuador.  Mr. Fluker also served 11 years with Nippon Oil Exploration working in South America.  Prime areas of interest in South America for Teikoku Oil were Colombia, Peru and Venezuela.  Mr. Fluker speaks, reads and writes Spanish fluently.

Mr. John N. Seitz was appointed as a director of the Company in January 2011.  Mr. Seitz is a founder and Vice Chairman of the board of Endeavour.  From 2003 until 2006, Mr. Seitz served as Co-Chief Executive Officer of Endeavour. From 1977 to 2003, Mr. Seitz held positions of increasing responsibility at Anadarko Petroleum Corporation, serving most recently as a director and as President and Chief Executive Officer. Mr. Seitz is a trustee of the American Geological Institute Foundation and serves on the board of managers of Constellation Energy Partners LLC, a company focused on the acquisition, development and exploitation of oil and natural gas properties and related midstream assets.  He also serves on the board of directors of ION Geophysical Corporation, a leading technology-focused seismic solutions company.  Mr. Seitz holds a Bachelor of Science degree in Geology from the University of Pittsburgh, a Master of Science degree in Geology from Rensselaer Institute and is a Certified Professional Geoscientist in Texas. Mr. Seitz has completed the Advanced Management Program at the Wharton School.

Mr. Seitz’ broad experience as a leader of global exploration and production companies such as Endeavour and Anadarko is expected to provide an important resource for our board when considering industry and customer issues.  In addition, Mr. Seitz’ geology background and expertise will assist the board in better understanding industry trends and issues.

Mr. Thomas G. Loeffler was appointed as a director of the Company in January 2011.  Mr. Loeffler is the co-founder and current Co-Chairman of Gray Loeffler, LLC, a global business advisory firm providing industry focused strategic development and implementation services to clients across the country and around the world.  Mr. Loeffler has been engaged in the practice of law since 1971, and prior to the founding of Gray Loeffler in 2009, Mr. Loeffler was the chairman and senior partner of The Loeffler Group LLP and its predecessor firm, Loeffler Tuggey Pauerstein Rosenthal LLP.  Between 2000 and 2007, Mr. Loeffler served on the board of directors of Triad Hospitals, Inc., where he was Chairman of the Compensation Committee and Chairman of the Special Committee charged with overseeing the sale of the company in 2007.  Mr. Loeffler has represented clients and their interests in business strategy development and implementation, financial services, domestic and international taxation, health care, energy and utilities, national defense, advanced technology, telecommunications, construction, environment, transportation, recreation and entertainment, and trade and other international issues.  Mr. Loeffler is admitted to practice law in the State of Texas and the District of Columbia. He received a juris doctor from The University of Texas School of Law in 1971 and a Bachelor of Business Administration from The University of Texas at Austin in 1968.  He is a distinguished alumnus of both The University of Texas School of Law and The University of Texas at Austin.

Mr. Loeffler’s broad experience in international matters, including those in South Korea, will assist the board in managing its relationships with its working interest partners.

Compensation Committee Interlocks and Insider Participation

The Company does not have a compensation committee, and therefore such role is assumed by the entire board of directors.  None of the Company’s executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on the Company’s board of directors.  No member of the Company’s board of directors is an executive officer of a company in which one of the Company’s executive officers serves as a member of the board of directors or compensation committee of that company.

Committees of the Board & Director Independence

Our board of directors is currently composed of three directors, with Messrs. Seitz and Loeffler qualifying as independent directors based on the definition of an independent director set forth in Section 240.10A-3 of the Securities Act. We are not subject to corporate governance rules that require that a board of directors be composed of a majority of independent directors. The Board has not established any committees and, accordingly, the Board serves as the audit, compensation, and nomination committees. We believe that Mr. Seitz qualifies as an “Audit Committee Financial Expert.”  We have not adopted any procedures regarding stockholders nominating directors.  There have been no changes to the procedures by which security holders may recommend nominees to the Board of Directors.

Executive Compensation

The following tables contain compensation data for our named executive officers as of the fiscal years ended August 31, 2010 and August 31, 2009:

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary And Consulting Payments	Bonus	Stock Awards	Stock Option Awards	All Other Compensation	Total
John B. Connally III(1)	2010	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
CEO	2009	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

Don Wilson(2)	2010	$108,000	$-0-	$50,000	$-0-	$-0-	$158,000
CEO	2009	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

David Pomerantz	2010	$61,510	$-0-	$-0-	$-0-	$-0-	$61,510
CFO, Treasurer Secretary	2009	$25,388	$-0-	$-0-	$-0-	$-0-	$25,388

(1)  Mr. Connally was appointed as the Company’s chief executive officer in September 2010.  Mr. Connally was not paid any compensation in connection with his appointment as the Company’s chief executive officer during fiscal year 2010.
(2)   Resigned September, 2010

Our chief executive officer and then sole director was not compensated for his services in 2009 other than through reimbursement for expenses.  Our chief financial officer is compensated through a contract with Clear Financial Solutions, Inc. (“CFS”).  In fiscal 2010 and 2009, CFS billed a total of $61,510 and $25,388, respectively, for contract CFO services.  We did not have any employment agreements with our officers as of August 31, 2010; however, we did have a consulting agreement in place with our now former CEO, Mr. Don Wilson.

Employment Agreements

The Company entered into a three-year employment agreement with Mr. Connally, effective September 2010, pursuant to which Mr. Connally will serve as President and Chief Executive Officer of the Company.  Pursuant to the agreement, Mr. Connally will be paid a base salary of $360,000 per year and will be eligible to receive bonuses at the discretion of the Company’s board of directors in an amount not to exceed 100% of Mr. Connally’s base salary.  The agreement also entitles Mr. Connally the right to participate in the Company’s benefit plans.  Pursuant to the agreement, the Company granted to Mr. Connally 2,700,000 shares of the Company’s common stock as inducement stock effective as of the date of execution of the agreement.  Should Mr. Connally be terminated without cause or should he resign for good reason (which includes a change of control), the agreement provides for a severance payment equal to Mr. Connally’s base salary times three.  The agreement contains confidentiality provisions consistent with his fiduciary duty obligations owed to the Company.

In December 2010, the Company entered into employment agreements with each of Messrs. Ford, Miller, and Fluker.  Each of these employment agreements have an initial term of one year, and may be terminated at any time by the Company upon 30 days prior written notice.  Under these agreements, Messrs. Ford and Miller will be paid an annual salary of $210,000, and Mr. Fluker will be paid an annual salary of $180,000.  Each of Messrs. Ford, Miller, and Fluker may earn bonuses at the sole discretion of the board of directors.  Mr. Ford and Miller were also each paid a one-time signing bonus of $17,500 upon the execution of their respective employment agreements.

Director Compensation

Mr. Connally was not compensated for his services as a director during our fiscal year 2010.  Messrs. Seitz and Loeffler were each granted 2 million shares of our common stock for agreeing to serve on our board.  Messrs. Seitz and Loeffler will be paid director compensation to be agreed upon in the future.

Outstanding Equity Awards at Fiscal Year-End Table

No options have been issued to our executive officers.

Certain Relationships and Related Party Transactions

In March 2010, the Company entered into a debt conversion agreement with James M. Askew, who beneficially owns in excess of 5% of our outstanding shares of common stock, under which Mr. Askew converted $400,000 of outstanding debt into 40 million shares of Company common stock. Prior to conversion of the debt, Mr. Askew agreed to forgive all $631,444 of interest accrued on the debt through March 11, 2010. The balance of Mr. Askew’s note as of November 30, 2010 was $963,827, consisting of $946,685 in principal and $17,142 in accrued interest.   This note was paid in full in February 2011.

The Company acquired the rights relating to each of its oil and gas interests by virtue of several assignments from Messrs. Connally, Ford (through Rodeo Resources LP, a limited partnership in which Mr. Ford serves as the managing member of the general partner), Miller, and Askew (the “Assignors”) occurring between March and July 2010.  In connection with the assignment of the interests in Block XXIV and the Peru TEA to the Company, the Company paid the Assignors a $600,000 fee by issuing each Assignor 15 million shares of the Company’s common stock.  The Assignors were also granted an aggregate 2% overriding royalty interest, proportionately reduced, on the Company’s interest in Block XXIV and the Peru TEA.  In connection with the assignment of the interests in Block CPO-4 to the Company, the Assignors were granted an aggregate 2% overriding royalty interest, proportionately reduced, on the Company’s interest in Block CPO-4.  In connection with the assignment of the interests in Block Z-46, the Company paid the Assignors a $1.68 million fee by issuing to each of the Assignors 14 million shares of the Company’s common stock.  The Assignors were also granted an aggregate 2% overriding royalty interest, proportionately reduced, on the Company’s interest in Block Z-46.

In March 2010, Mr. Ford, through Rodeo Resources LP, was issued 300,000 shares of common stock in connection with the sale of Gulf United Energy del Peru Ltd. to the Company.  Gulf United Energy del Peru Ltd. is a wholly-owned subsidiary of the Company and holds the Company’s assets relating to Block XXIV and Peru TEA. Jim Ford, an executive officer of the Company, serves as the managing member of the general partner of Rodeo Resources, LP.

Prior to becoming an executive officer of the Company, Mr. Fluker provided consulting services through Chilcas International, Inc. (“Chilcas”), an entity in which Mr. Fluker is the sole shareholder.  We have paid Mr. Fluker through Chilcas approximately $227,000 and 3 million shares of common stock for services rendered.

In December 2010, the Company sold to John Eddie Williams, Jr. and Reese Minerals, Ltd. 14% debentures in the aggregate principal amount of $3.8 million.  These debentures were paid in full in February 2011.  Also in December 2010, the Company sold to John Eddie Williams and Reese Minerals Ltd. 1 million shares of common stock for an aggregate purchase price of $200,000.  Mr. Williams and Reese Minerals Ltd. were also issued 20 million shares each pursuant to consulting agreements entered into in December 2010.  Mr. Williams and Reese Minerals, Ltd. beneficially own in excess of 5% our outstanding shares of common stock.

During the 2010 fiscal year and the subsequent three months ended November 30, 2010, the Company paid $30,000 to Rodeo Resources, LP for administrative services.

In connection with our February 2011 financing, we sold to Quantum Partners LP 45,060,727 shares of our common stock for gross proceeds of $13,518,218.  As a result of the transaction, Quantum Partners LP beneficially owns in excess of 5% of our outstanding shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 15, 2011, the number and percentage of outstanding shares of common stock owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) the named executive officers; and (d) all current directors and executive officers, as a group.  As of March 15, 2011, there were 454,667,726 shares of common stock issued and outstanding.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.  Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Except as set forth below, the address for each of the beneficial owners is the Company’s address.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Beneficial Owners of more than 5%:
James M. Askew(1)	48,003,000	10.56%
Quantum Partners LP(2)	45,060,727	9.91%
John Eddie Williams, Jr.	33,000,000	7.26%
Reese Minerals, Ltd.(3)	28,000,000	6.16%
Named Executive Officers and Directors:
John B. Connally III	43,950,000	9.67%
Jim Ford (4)	31,800,000	6.99%
Ernest B. Miller IV	31,500,000	6.93%
Don Wilson(5)	7,000,000	1.54%
James C. Fluker III	4,000,000	*
John N. Seitz	2,000,000	*
Thomas G. Loeffler	2,000,000	*
David Pomerantz	-	-
All directors & executive officers as a group (8 persons)	122,250,000	26.89%

* Less than 1%.

(1) Includes 3 million shares held by members of Mr. Askew’s immediate family sharing the same household.
(2)
Soros Fund Management LLC (“SFM LLC”) serves as principal investment manager to Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”).  As such, SFM LLC has been granted investment discretion over portfolio investments, including the shares reported in the table above, held for the account of Quantum Partners.  George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

(3)	Jordan W. Reese, III is the managing member of the general partner of Reese Minerals, Ltd., and may be deemed to have beneficial ownership of such shares held by Reese Minerals, Ltd.
(4)	These shares are held of record by Rodeo Resources LP. Mr. Ford serves as the managing member of the general partner.
(5)	Former chief executive officer and director.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provides our directors with protection for breaches of their fiduciary duties to us or our stockholders.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons as provided in the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is unenforceable.  In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXPERTS

Our financial statements as of August 31, 2010 and 2009 have been audited by Harper Pearson Company, P.C. (an independent registered public accounting firm) to the extent and for the periods set forth in their report thereon, appearing elsewhere in this registration statement, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of common stock and the shares of common stock to be sold in this offering will be passed upon by Brewer & Pritchard, P.C., Houston, Texas.  Brewer & Pritchard, P.C. is also the holder of 3,250,000 shares of our common stock, none of which are included in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed registering the common stock to be sold in this offering.  We also file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may access and read our SEC filings, including this registration statement and all of the exhibits to the registration statement, through the SEC’s website (http://www.sec.gov).  This site contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.  This registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facility maintained by the SEC at its public reference room at 450 Fifth Street, NW, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office.  You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

GULF UNITED ENERGY, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements of Gulf United Energy, Inc. as of and for the years ended August 31, 2010 and 2009.	F-3
Unaudited Financial Statements of Gulf United Energy, Inc. as of and for the three month periods ended November 30, 2010 and 2009.	F-22

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Gulf United Energy, Inc.

We have audited the accompanying consolidated balance sheets of Gulf United Energy, Inc. and subsidiaries (A Development Stage Enterprise) as of August 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders' equity (deficiency), and cash flows for the years ended August 31, 2010 and 2009, and the period from inception (September 19, 2003) to August 31, 2010. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gulf United Energy, Inc. and subsidiaries (a Development Stage Enterprise) at August 31, 2010 and 2009, and the results of its operations, changes in shareholders’ equity (deficiency) and cash flows for each of the years ended August 31, 2010 and 2009, and the period from inception to August 31, 2010 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As reflected in the accompanying consolidated financial statements and as further discussed in Note 1 to the consolidated financial statements, the Company has incurred substantial losses during its development stage and is experiencing liquidity problems associated with its lack of operations and working capital, which raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

//S//   HARPER & PEARSON COMPANY, P.C.

Houston, Texas
December 6, 2010

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	August 31,
	2010	2009
ASSETS
Current Assets
Cash	$19,679	$516
Payroll taxes receivable from shareholder	39,153	-
Prepaid Expenses	20,000	-
Total Current Assets	78,832	516

Fixed Assets:
Computer Equipment at cost	3,300	3,300
Software License	62,563	-
Less: Accumulated Depreciation	(13,727)	(2,200)
Net Fixed Assets	52,136	1,100

Other Assets
Investment in oil and gas properties (Note 3)	7,574,581	-
Advances to and investment in joint venture projects (Note 3)	-	940,240
Total Other Assets	7,574,581	940,240

Total Assets	$7,705,549	$941,856

LIABILITIES
Current
Accounts payable and accrued liabilities	$387,692	$100,951
Accounts payable to operators of working interests	1,150,000	-
Loans payable related parties (Note 6)	26,574	26,574
Shareholder loans payable and accrued interest (Net of note discount of
$856,433 at August 31, 2010 and $ - at August 31, 2009 (Note 7)	3,223,516	2,154,700
Total Current Liabilities	4,787,782	2,282,225

Total Liabilities	4,787,782	2,282,225

STOCKHOLDERS' EQUITY (DEFICIENCY)
Preferred Stock
Authorized: 50,000,000 shares, none issued or outstanding	-	-
Common Stock
Authorized:
700,000,000 shares with a par value of $0.001
Issued and Outstanding:
293,700,000 as of August 31, 2010 and
26,350,000 shares as of August 31, 2009	293,700	26,350
Additional paid-in capital	6,992,910	686,925
Deficit Accumulated During The Development Stage	(4,368,843)	(2,053,644)
Total Stockholders' Equity (Deficiency)	2,917,767	(1,340,369)

Total Liabilities and Stockholders' Equity (Deficiency)	$7,705,549	$941,856

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2010 AND 2009
AND FOR THE PERIOD FROM INCEPTION THROUGH AUGUST 31, 2010

	Year Ended August 31,		Period From Inception Through
	2010	2009	August 31, 2010

Revenue	$-	$-	$-

Expenses:
Office and sundry	1,120	183	16,503
Business License and Fees	2,342	-	2,342
Depreciation Expense	11,527	1,100	13,727
Officer's salary	158,000	-	158,000
Payroll tax expense	8,912	-	8,912
Professional fees	550,553	86,270	876,777
Consulting	-	-	10,455
Referral Fees	45,000	-	45,000
Rent and lease expense	-	51,295	129,696
Public relations	-	320	1,265
Subsidiary formation cost	9,600	-	9,600
Travel	14,843	-	29,056
Utilities	3,352	2,350	18,223
Interest Expense	569,710	201,278	1,085,903
Total expenses	1,374,959	342,796	2,405,459
Operating Loss	(1,374,959)	(342,796)	(2,405,459)

Other Income and Expense
Gain on settlement of debt	-	-	(3,333)
Loss from continuing operations	(1,374,959)	(342,796)	(2,402,126)

Loss from discontinued operations	(940,240)	(1,010,970)	(1,966,717)
Net Loss	$(2,315,199)	$(1,353,766)	$(4,368,843)

Basic And Diluted Loss per share
from continuing operations	$(0.01)	$(0.01)	$(0.06)

Basic And Diluted Loss per share
from discontinued operations	$(0.01)	$(0.04)	$(0.05)

Basic And Diluted Net Loss per share	$(0.02)	$(0.05)	$(0.11)

Weighted Average Number of Shares Outstanding	115,018,082	26,350,000	38,122,159

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2010 AND 2009
AND FOR THE PERIOD FROM INCEPTION THROUGH AUGUST 31, 2010

			Period From
			Inception
	Twelve Months Ended		(September 19, 2003)
	August 31,	August 31,	Through
	2010	2009	August 31, 2010
Cash Flows From Operating Activities
Net loss for the period	$(2,315,199)	$(1,353,766)	$(4,368,843)
Adjustments to reconcile net loss to net cash used by
operating activities:
Depreciation expense	11,527	1,100	13,727
Expenses paid by issuances of common stock	192,600	-	192,600
Accrued interest added to shareholder loans	206,193	201,226	721,708
Loan discount amortization	329,358	-	329,358
Non-cash portion of interest expense	-	-	3,333
Gain on settlement of debt	-	-	(3,333)
Impairment of investment in joint venture projects	940,240	1,010,970	1,951,210
Changes in operating assets and liabilities:
Payroll tax receivable	(39,153)	-	(39,153)
Prepaid expenses	-	4,968	-
Decrease in deposits	-	7,500	-
Accounts payable and accrued liabilities	286,741	57,127	387,692
Net Cash Used By Operating Activities	(387,693)	(70,875)	(811,701)

Cash Flows From Investing Activities
Capital Expenditures	(62,563)	-	(65,863)
Investment in oil and gas properties	(2,868,581)	-	(2,868,581)
Advances to and investment in joint venture projects	-	-	(250,000)
Net cash used by investing activities	(2,931,144)	-	(3,184,444)

Cash Flows From Financing Activities
Proceeds from sale of common stock (net of expenses)	587,500	-	613,550
Increase in loans payable to related parties	-	-	226,574
Principal payment on shareholder loan	(150,000)	-	(150,000)
Proceeds from shareholder loans payable	2,900,500	69,200	3,325,700
Net cash provided by financing activities	3,338,000	69,200	4,015,824

Increase/(Decrease) In Cash During The Period	19,163	(1,675)	19,679

Cash, Beginning Of Period	516	2,191	-

Cash, End Of Period	$19,679	$516	$19,679

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
PERIOD FROM INCEPTION (SEPTEMBER 19, 2003) TO AUGUST 31, 2010

					DEFICIT
					ACCUMULATED
	COMMON SHARES		ADDITIONAL	COMMON	DURING THE
		PAR	PAID-IN	SHARES	DEVELOPMENT
	NUMBER	VALUE	CAPITAL	SUBSCRIBED	STAGE	TOTAL
Balance, September 19,
2003 (date of inception)	-	$-	$-	$-	$-	$-
Capital stock issued for cash:
October 2003 at $0.001	2,500,000	2,500	-	-	-	2,500
November 2003 at $0.005	160,000	160	640	-	-	800
December 2003 at $0.005	1,400,000	1,400	5,600	-	-	7,000
June 2004 at $0.01	1,000,000	1,000	9,000	-	-	10,000
July 2004 at $0.25	23,000	23	5,727	-	-	5,750
Net loss for the period	-	-	-	-	(15,880)	(15,880)
Balance, August 31, 2004	5,083,000	5,083	20,967	-	(15,880)	10,170
Net loss for the year	-	-	-	-	(16,578)	(16,578)
Balance, August 31, 2005	5,083,000	5,083	20,967	-	(32,458)	(6,408)
November 10, 2005 Stock
Split Adjustment	20,332,000	20,332	(20,332)	-	-	-
Net loss for the year	-	-	-	-	(31,577)	(31,577)
Balance, August 31, 2006	25,415,000	25,415	635		(64,035)	(37,985)
Capital stock issued for investment:
January 2007 at $0.735 per share	185,000	185	135,790	-	-	135,975
July 2007 at $0.735 per share	750,000	750	550,500	-	-	551,250
Net loss for the year	-	-	-	-	(257,804)	(257,804)
Balance, August 31, 2007	26,350,000	26,350	686,925		(321,839)	391,436
Net loss for the year	-	-	-	-	(378,039)	(378,039)
Balance, August 31, 2008	26,350,000	26,350	686,925		(699,878)	13,397
Net loss for the year	-	-	-	-	(1,353,766)	(1,353,766)
Balance, August 31, 2009	26,350,000	$26,350	$686,925	$-	$(2,053,644)	$(1,340,369)

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
PERIOD FROM INCEPTION (SEPTEMBER 19, 2003) TO AUGUST 31, 2010

					DEFICIT
					ACCUMULATED
	COMMON SHARES		ADDITIONAL	COMMON	DURING THE
		PAR	PAID-IN	SHARES	DEVELOPMENT
	NUMBER	VALUE	CAPITAL	SUBSCRIBED	STAGE	TOTAL

Balance, August 31, 2009	26,350,000	$ 26,350	$ 686,925	$ -	$ (2,053,644)	$(1,340,369)
Capital stock issued for settlement
of name issue:
January 2010 at $0.01 per share	50,000	50	450	-	-	500
Capital stock issued to buy
subsidiary:
March 2010 at $0.032 per share	300,000	300	9,300	-	-	9,600
Capital stock issued for cash:
March 2010 at $0.01 per share	59,750,000	59,750	527,750	-	-	587,500
Capital stock issued for services:
March 2010 at $0.01 per share	18,750,000	18,750	168,750	-	-	187,500
April 2010 at $0.01 per share	1,500,000	1,500	13,500	-	-	15,000
Capital stock issued for oil and
gas properties:
March 2010 at $0.022 per share	2,000,000	2,000	42,000	-	-	44,000
March 2010 at $0.01 per share	40,000,000	40,000	360,000	200,000	-	600,000
Capital stock issued for loan
conversion:
March 2010 at $0.01 per share	20,000,000	20,000	180,000	200,000	-	400,000
Shareholder loan interest forgiven	-	-	631,444	-	-	631,444
Capital stock issued with short-
term debt:
April 2010 at $0.065 per share	17,500,000	17,500	671,894	-	-	689,394
May 2010 at $0.065 per share	5,000,000	5,000	191,970	-	-	196,970
June 2010 at $0.087 per share	2,500,000	2,500	113,810	-	-	116,310
July 2010 at $0.075 per share	3,000,000	3,000	125,571	-	-	128,571
July 2010 at $0.120 per share	500,000	500	26,773	-	-	27,273
August 2010 at $0.120 per share	500,000	500	26,773	-	-	27,273
Capital stock issued for oil and
gas properties:
June 2010 at $0.01 per share	20,000,000	20,000	180,000	(200,000)	-	-
July 2010 at $0.052 per share	56,000,000	56,000	2,856,000	-	-	2,912,000
Capital stock issued for loan
conversion:
June 2010 at $0.01 per share	20,000,000	20,000	180,000	(200,000)	-	-
Net loss for the period	-	-	-	-	(2,315,199)	(2,315,199)
Balance, August 31, 2010	293,700,000	$293,700	$ 6,992,910	$ -	$ (4,368,843)	$ 2,917,767

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

The financial information furnished herein reflects all adjustments, which in the opinion of management are necessary to fairly state the Company’s financial position and the results of its operations for the periods presented.

1.	NATURE AND CONTINUANCE OF OPERATIONS

Gulf United Energy, Inc. (the “Company”) was incorporated in Nevada in September 2003. The Company currently has limited operations.  The Company is a development stage company as defined by the Financial Accounting Standards Board (FASB) Accounting Standards for Development Stage Entities.  The Company acquired joint venture interests with a private Mexican company in a proposed natural gas pipeline project and a proposed liquefied natural gas (LNG) regasification and storage facility in Mexico. During the quarter ended May 31, 2010, Company management, based on their analysis of many factors, concluded that the Company’s interest in the joint ventures no longer had value and, therefore, the interest in the joint ventures were deemed fully impaired and was written down to zero value. Subsequent to the filing date of the May 31, 2010 10-Q, negotiation for the sale of the Company’s joint venture interest were re-initiated and the sale was consummated on September 23, 2010.  The Company (through a wholly-owned subsidiary) has a participating interest in a Peruvian onshore and shallow offshore petroleum exploration project.  The operator of the interest has drilled two exploratory wells both of which are considered dry wells.  It is currently unknown if any recoverable reserves of oil and gas exist.  On July 13, 2010, the Company (through a wholly-owned subsidiary) entered into a farmout agreement with SK Energy, Ltd. for the right to earn a participation interest in Block Z-46, an approximately 2.8 million acre offshore block in Peru.  And on July 30, 2010, the Company (through a wholly-owned subsidiary) entered into a farmout agreement with SK Energy Co, Ltd. for the right to earn a participation interest in the CPO-4 block located in the Llanos Basin of Colombia.  Seismic evaluation has been ongoing on both blocks, but it is unknown whether recoverable reserves of oil or gas will be discovered.

These financial statements have been prepared on a going concern basis. The Company has incurred losses since inception resulting in an accumulated deficit of $4,368,843 and further losses are anticipated in the development of our business raising substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Between November 12, 2009 and August 31, 2010, the Company sold 59,750,000 shares of its common stock in a private placement, resulting in proceeds to the Company of $587,500. During the quarter ended May 31, 2010, the Company issued 20,250,000 shares of common stock to consultants for services rendered or to be rendered and 2,000,000 shares as an incentive to enter into an oil and gas working interest agreement. Between April 26, 2010 and August 31, 2010, the Company borrowed an aggregate of $2,900,000 through the issuance of unsecured promissory notes. As additional consideration for the issuance of the notes, the Company issued an aggregate of 29,000,000 shares of its unregistered, restricted common stock.  Subsequent to August 31, 2010, the Company borrowed an additional $1,300,000 through the issuance of unsecured promissory notes and issued or will issue 14,000,000 shares of its common stock as additional consideration for the issuance of the notes.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

SALE OF JOINT VENTURE INTERESTS

On March 22, 2006, the Company entered into a letter of intent with Cia. Mexicana de Gas Natural, S.A. de C.V. (“CMGN”), a private Mexican corporation, whereby the Company would acquire a 50% interest in a joint venture to be formed (the “Gulf United/CMGN Joint Venture”). The Company contributed cash to the Gulf United/CMGN Joint Venture and CMGN contributed its 24% equity interest in a proposed project to design, construct, operate and maintain an open access natural gas pipeline between Valladolid, Cancun and Punta Venado, as well as its initial 24% equity interest in a project to build a proposed LNG storage and regasification facility. The Company borrowed $200,000 from a stockholder to make the initial advance required under the letter of intent. No additional payments were made. The letter of intent was terminated on May 22, 2006 and the investment in the joint venture was transferred to a stockholder of the Company in full settlement of the debt.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

Subsequent to August 31, 2006, the Company entered into an amended letter of intent with CMGN whereby the general terms of the initial letter of intent were reinstated. The amended letter of intent acknowledged $1,013,985 had been advanced to CMGN on behalf of the Company, by a Company stockholder, (including the initial advance of $200,000) pursuant to the original letter of intent. In order to earn its 50% in the Gulf United/CMGN Joint Venture, the Company paid an additional $250,000 to CMGN and issued 935,000 shares of the Company’s restricted common stock to CMGN valued at $687,225 following the execution of the joint venture agreements.

The Company entered into a loan agreement with a stockholder covering funds advanced on its behalf. The loan was secured by the Company’s equity interest in the joint venture entities and bore interest at a rate of 10% per annum, compounded monthly, and was due in full on January 31, 2010.  On March 12, 2010, the Company entered into a debt conversion agreement with respect to $1,639,685 of outstanding debt owed to the stockholder.

The value of the joint venture investment was impaired in the amount of $1,010,970 and adjusted as of May 31, 2009 to reflect the present value of the then-agreed sale amount of $1,000,000. The valuation was completed utilizing level 3 inputs, using a 10% discount rate on funds to be received after the anticipated sale closing date.  During the quarter ended May 31, 2010, the joint venture investment was impaired further in the amount of $940,240 to reflect management’s view that as of May 31, 2010, the investment had zero value.

Subsequent to its fiscal year ended August 31, 2010 as reported on the 8K filed November 5, 2010, the Company closed on an agreement with its former joint venture partner, Cia. Mexicana de Gas Natural, S.A. de C.V., to sell all of the Company’s shares in Fermaca LNG de Cancun, S.A. de C.V. and Fermaca Gas de Cancun, S.A. de C.V. for a total amount of $1,000,000.  $50,000 was paid upon entry into the sale agreement and $150,000 was paid at the close of the transaction.  The next four installments of $150,000 are payable three, six, nine and twelve months after the close with a final payment of $200,000 payable at fifteen months after the close of the purchase transaction.  No interest accrues on the installments.  Management anticipates that all installments will be paid, but there in no certainty that they will be paid.  The proceeds from the sale will be used to reduce the Company’s outstanding debt to a shareholder.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments necessary for a fair presentation of consolidated financial position and the results of operations have been reflected herein.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk at this time consist principally of cash.  The Company places its cash with high credit quality financial institutions.  At times, such amounts may exceed FDIC limits; however, these deposits typically may be redeemed upon demand and therefore bear minimal risk.  In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, and our observance of trends in the industry and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period.  Additionally, changes in accounting estimates are reasonably likely to occur from period to period. These, and other, factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Cash

Cash includes cash in a demand deposit account with a Houston bank.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, payroll taxes receivable from shareholder, accounts payable, accrued liabilities and debt.  It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these instruments. The fair value of these financial instruments approximates their carrying values.

The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest and discount rates that approximate prevailing market rates.  In determining fair values, there are three levels of inputs used to determine value.  Level 1 inputs are quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs which include risk inherent in the asset or liability.

Software License and Fixed Assets

The value of the software license is stated at cost. Depreciation is computed using the straight-line method over the thirty six-month estimated useful life of the software. Any costs associated with maintenance and upgrades will be charged to expense as incurred. When the asset is retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized as income for the period; significant renewals and betterments are capitalized.  Deductions are made for retirements resulting from renewals or betterments.

Impairment of Long-lived Assets

The Company evaluates impairment when events or circumstances indicate that a long-lived asset’s carrying value may not be recovered.  These events include market declines, decisions to sell an asset and adverse changes in the legal or business environment.  If events or circumstances indicate that a long-lived asset’s carrying value may not be recoverable, the Company estimates the future undiscounted cash flows from the asset for which the lowest level of separate cash flows may be determined, to determined if the asset is impaired.  If the total undiscounted future cash flows are less than the carrying amount for the asset, the Company estimates the fair value of the asset through reference to sales data for similar assets, or by using a discounted cash flow approach.  The asset’s carrying value is then adjusted downward to the estimated fair value.  These cash flow estimates and assumptions could change significantly either positively or negatively.  During the quarter ended May 31, 2009, the Company recorded an impairment of $1,010,970 in the value of its interest in joint venture projects to reflect the present value of the expected cash to be recovered in the then-anticipated sale of the joint venture interests.  The anticipated sale was later terminated.  At the end of the quarter ended May 31, 2010, management evaluated the stated value of the investment and concluded that, because the joint venture projects have been largely inactive for about two years and because management has been unsuccessful in negotiating a sale or restructure of the joint venture assets and other factors, that the value of the Company’s investment in the joint venture companies should be impaired by an additional $940,240 bringing the carrying value to zero. This value was based on level 3 inputs.  See Note 3 – Investment in Joint Venture Entities.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

Inflation

The Company's results of operations have not been significantly affected by inflation and management does not expect inflation to have a significant effect on its operations in the foreseeable future.

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas properties, whereby all costs incurred in connection with the acquisition, exploration for and development of petroleum and natural gas reserves, if any, are capitalized. Such costs include costs of acquisition, geological and geophysical activities, rentals on non-producing leases, drilling, completing and equipping of oil and gas wells and administrative costs directly attributable to those activities and asset retirement costs. Disposition of oil and gas properties will be accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capital costs and proved reserves, if any, of oil and gas, in which case the gain or loss will be recognized in the consolidated statements of operations.

As of August 31, 2010, the Company had oil and gas property investments in the amount of $7,574,581 that are excluded from amortization because reserves have not been proven to be associated with those properties. If proved reserves, if any, are found and when its quantity can be estimated, costs in excess of the present value of estimated future net revenues will be charged to impairment expense. The Company will apply the full cost ceiling test on a quarterly basis on the date of the latest consolidated balance sheet presented.  The operator one of the interests plans to continue to drill exploratory wells.  It is not known at this time if any recoverable reserves of oil and gas exist.  As of the date of this report and based upon all the known facts and circumstances, management does not believe that any impairment exists with respect to these properties.

Asset retirement costs will be recognized when an asset is placed in service and will be included in the amortization base and will be amortized over proved reserves, if any, using the units of production method.  Depletion of proved oil and gas properties will be calculated on the units-of-production method based upon estimates of proved reserves, if any. Such calculations include the estimated future costs to develop proved reserves, if any. Costs of unproved properties are not included in the costs subject to depletion. These costs will also be assessed quarterly for impairment.

Asset Retirement Obligation

GAAP requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable. Under this method, when liabilities for dismantlement and abandonment costs, excluding salvage values, are initially recorded, the carrying amount of the related oil and natural gas properties is increased. The fair value of the ARO asset and liability is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. Accretion of the liability is recognized each period using the interest method of allocation, and the capitalized cost is depleted using the units of production method. Should either the estimated life or the estimated abandonment costs of a property change materially upon the Company’s quarterly review, a new calculation is performed using the same methodology of taking the abandonment cost and inflating it forward to its abandonment date and then discounting it back to the present using the Company’s credit-adjusted-risk-free rate. The carrying value of the asset retirement obligation is adjusted to the newly calculated value, with a corresponding offsetting adjustment to the asset retirement cost related to oil and gas property accounts.  At August 31, 2010, the Company has no asset retirement obligations.

Basic Loss Per Share

The Company is required to provide basic and diluted earnings (loss) per common share information.  The basic net loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding.  Diluted net loss per common share is computed by dividing the net loss applicable to common stockholders, adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

dilutive securities. For the period ended August 31, 2010, there were no potentially dilutive securities issued so diluted net loss per common share equals basic net loss per share.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Gulf United Energy, Inc. and its wholly-owned subsidiaries, Gulf United Energy del Peru, Ltd., Gulf United Energy Cuenca Trujillo Ltd. and Gulf United Energy del Colombia, Ltd. as of August 31, 2010. All significant inter-company transactions and balances have been eliminated in the consolidation.

Accounting for Uncertain Tax Positions

Generally accepted accounting principles (GAAP) provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an entity’s financial statements.  GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination.  As of the Company’s fiscal year-end, August 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the consolidated statements of operations.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels, the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Company’s results of operations, cash flows or financial position.

In December 2008, the Securities and Exchange Commission published a Final Rule, “Modernization of Oil and Gas Reporting.” The new rule permits the use of new technologies to determine proved reserves if those technologies have been demonstrated to lead to reliable conclusions about reserve volumes. The new requirements also will allow companies to disclose their probable and possible reserves.  In addition, the new disclosure requirements require companies to (a) report the independence and qualifications of its reserve preparer, (b) file reports when a third party is relied upon to prepare reserve estimates or conducts a reserve audit, and (c) report oil and gas reserves using an average price based upon the prior 12 month period rather than year end prices.  The new requirements were effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009. The Company adopted the Final Rule as of August 31, 2010. Because the Company has no proven, probable or possible reserves at this time, there was no impact upon implementation.

In January, 2010, the FASB issued amended accounting guidance to align oil and gas reserve estimation and disclosure requirements of ASC 932 with the requirements in the Security and Exchange Commission’s Final Rule, “Modernization of Oil and Gas Reporting.” The amendments to the accounting guidance are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009. The impact of the adoption of this amended accounting guidance is noted above.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

3.     INVESTMENTS

Investment in Joint Venture Entities

On March 22, 2006, the Company entered into a letter of intent with Cia. Mexicana de Gas Natural, S.A. de C.V. (“CMGN”), a private Mexican corporation, whereby the Company would acquire a 50% interest in a joint venture to be formed (the “Gulf United/CMGN Joint Venture”). The Company contributed cash to the Gulf United/CMGN Joint Venture and CMGN contributed its 24% equity interest in a proposed project to design, construct, operate and maintain an open access natural gas pipeline between Valladolid, Cancun and Punta Venado, as well as its initial 24% equity interest in a project to build a proposed LNG storage and regasification facility.

The value of the joint venture investment was impaired in the amount of $1,010,970 and adjusted as of May 31, 2009 to reflect the present value of the then-agreed sale amount of $1,000,000. The valuation was completed using level 3 inputs, using a 10% discount rate on funds to be received after closing.  The joint venture interest was further impaired in the amount of $940,240 to reflect management’s view that, as of May 31, 2010, the interest had a zero value.  Because of the subsequent sale of the joint venture interests, the impairment losses have been reclassified to discontinued operations.

As reported on the 8K filed November 5, 2010, the Company closed on an agreement with its former joint venture partner, Cia. Mexicana de Gas Natural, S.A. de C.V., to sell all of the Company’s shares in Fermaca LNG de Cancun, S.A. de C.V. and Fermaca Gas de Cancun, S.A. de C.V. for a total amount of $1,000,000.  $50,000 was paid upon entry into the sale agreement and $150,000 was paid at the close of the transaction.  The next four installments of $150,000 are payable three, six, nine and twelve months after the close with a final payment of $200,000 payable at fifteen months after the close of the purchase transaction.  No interest accrues on the installments.  Management anticipates that all installments will be paid, but there in no certainty that they will be paid.  The proceeds from the sale will be used to substantially reduce the Company’s outstanding debt to a shareholder.

As of August 31, 2010, the joint venture partner owned 1,135,000 shares or approximately 0.39% of the Company’s outstanding common shares.

Investment in Subsidiary

On March 8, 2010, Rodeo Resources, LP., a related party, assigned 100 shares (total shares outstanding) of CMP Energy, Ltd. to the Company in exchange for 300,000 shares of Company unregistered, restricted common shares valued at $9,600 (determined with the assistance of independent valuation experts) which has been expensed as subsidiary formation cost. CMP Energy, Ltd. is organized under the laws of the British Virgin Islands and was formed as a corporation on March 30, 2007.  At the time of the transfer, CMP Energy, Ltd. was wholly-owned by Rodeo Resources, LP. and owned no assets. Its only liability related to a software license agreement dated February 23, 2010 between CMP Energy, Ltd. and Seismic Micro-Technology, Inc.  Also on March 8, 2010, CMP Energy, Ltd. was renamed Gulf United Energy del Peru. Ltd.

Investment in oil and gas properties

On March 12, 2010, the Company, through its subsidiary Gulf United Energy del Peru Ltd., entered into a participation agreement with Upland Oil and Gas, LLC (“Upland”). Pursuant to the terms of the participation agreement, the Company, through the Subsidiary, acquired from Upland an up to 35% working interest in Block XXIV Peru, an approximately 280,000 acre onshore and offshore property, and an up to 35% working interest in the Peru TEA, which consists of four contiguous blocks totaling approximately 40,000,000 acres. Pursuant to the terms of the participation agreement, the Company paid a total of $1,100,000 through August 31st toward past costs. The Company also paid $1,813,391 drilling costs through August 31, 2010.  With respect to the Peru TEA, the Company paid $250,000 toward the Peru TEA ongoing costs as of August 31, 2010.  Upland spudded two wells prior to August 31, 2010.  Both wells are currently considered dry holes.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

On July 31, 2010, the Company entered into a Novation and Settlement Agreement, which amended and superseded the original participation agreement.  Under the terms of the agreement, the Company acquired an undivided 5% working interest in Block XXIV and an undivided 2% working interest in the Peru TEA in exchange for a $500,000 cash payment and 1,000,000 shares of restricted common stock.  The right for the Company to make this investment was granted by four related-party individuals (the Assignors”) in exchange for 60,000,000 shares of the Company’s unregistered, restricted common stock.  The Assignors retained a 2% overriding royalty interest in these properties.

Peru Z-46

On July 13, 2010, Gulf United Energy, Inc. entered into a farmout agreement (the “Farmout Agreement”) with SK Energy Co., Ltd. (“SK”) pursuant to which the Company will pay to SK approximately $2,914,917 for past costs and expenses incurred through May 31, 2010.  The payment for past costs is due within thirty (30) days after receipt of the approval from Perupetro S.A.  The Company will also pay SK its proportionate share of on-going costs and thirty-five percent (35%) of seismic acquisition costs (which includes 75% of the seismic acquisition costs incurred in the second exploration period between July 19, 2009 and August 16, 2011).  The assignment of the participation interest in Block Z-46 is conditioned upon the approval of the assignment by Perupetro S.A.  In the event Perupetro S.A. does not approve the assignment on or before January 13, 2012, resulting in the Company being denied an economic benefit either party would have realized under the governing farmout agreement, the parties have agreed to amend the agreement or take other reasonable steps to assure that an equitable result is achieved consistent with the parties’ intentions contained in the farmout.  The right for the Company to make this investment was granted by related-party assignors in exchange for 56,000,000 shares of the Company’s unregistered, restricted common stock.  The Assignors retained a 2% overriding royalty interest in this property.

Colombia CPO-4

On July 30, 2010, Gulf United Energy, Inc. entered into a farmout agreement (the “Farmout Agreement”) with SK Energy Co. Ltd. (“SK”).  pursuant to which, the Company, through its wholly owned subsidiary Gulf United Energy del Colombia Ltd., acquired the right to earn an undivided twelve and one-half percent (12.5%) participation interest in the CPO-4 block located in the Llanos Basin of Colombia (“CPO-4”).  The assignment of the interest in CPO-4 is conditioned upon the approval by the National Hydrocarbon Agency of Colombia (“ANH”) and the Republic of Korea by July 31, 2011. In the event that the assignment is not approved on or before January 13, 2012, resulting in the Company being denied an economic benefit either party would have realized under the governing farmout agreement, the parties have agreed to amend the agreement or take other reasonable steps to assure that an equitable result is achieved consistent with the parties’ intentions contained in the farmout.  SK will serve as operator on CPO-4.

At August 31, 2010, the Company does not have the cash or other resources to fund any of the above-noted costs.  At August 31, 2010, the Company’s investment in oil and gas properties is summarized as follows:
	Fiscal 2010	Fiscal 2011
	Costs	Commitment

Block XXIV and TEA – Peru	$3,945,282	$-
Block Z-46 – Peru	2,999,299	9,193,000
CPO-4 – Colombia	650,000	11,875,000

	$7,574,581	$21,068,000

As of the date of this report and based upon all the known facts and circumstances, management does not believe that any impairment exists with respect to these properties.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

4.  COMMON STOCK

On June 1, 2010, the Company’s shareholders approved the proposal to increase the authorized shares of Company common stock, par value $0.001 from 200,000,000 to 700,000,000; therefore, the total number of common shares of stock which the Company shall have the authority to issue is seven hundred million (700,000,000) shares with a par value of one tenth of one cent ($.001) per share.

As of August 31, 2010 and 2009, the Company had 293,700,000 and 26,350,000 shares of its $.001 par value common stock issued and outstanding, respectively.

The following schedule is a summary of the transactions in the Company’s common stock since August 31, 2009:

Shares outstanding as of August 31, 2009		26,350,000

Unregistered, restricted shares issued during fiscal year ended August 31, 2010:
Shares issued for the release of corporate name	January, 2010	50,000

Shares issued for purchase/formation of a subsidiary	March, 2010	300,000

Shares issued for cash	March, 2010	59,750,000

Shares issued for services rendered or to be rendered	March, 2010	20,750,000

Shares issued for services rendered or to be rendered	April, 2010	1,500,000

Shares issued for assignment of rights to participate in oil and gas projects	March, 2010	40,000,000

Shares issued for conversion of debt to equity	March, 2010	20,000,000

Shares issued in conjunction with debt subscriptions	April-August, 2010	29,000,000

Shares issued for conversion of debt to equity	June, 2010	20,000,000

Shares issued for assignment of rights to participate in oil and gas projects	June, 2010	20,000,000

Shares issued for assignment of rights to participate in oil and gas projects	July, 2010	56,000,000
		293,700,000
Unregistered, restricted shares issued subsequent to August 31, 2010:

Shares issued for services rendered or to be rendered	September-November, 2010	3,700,000

Shares issued in conjunction with oil and gas participation agreement	November, 2010	1,000,000

Shares issued in conjunction with debt subscriptions	September-November, 2010	10,500,000

Total shares issued as of November 29, 2010		308,900,000

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

5.  INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has incurred net operating losses totaling $4,368,843 which commence expiring in 2023 if not previously utilized. Pursuant to Accounting Standards Codification, the Company is required to compute tax asset benefits for net operating loss carry-forwards. The potential benefit of net operating losses has been offset by a valuation allowance in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years. The valuation of the tax loss carryforward and the valuation allowance thereon were as follows:

	August 31, 2010	August 31, 2009
Tax benefit carry forward	$821,997	$354,509
Impairment loss-discontinued operations	663,411	343,730
Valuation allowance	(1,485,408)	(698,239)

	$-	$-

6.  LOANS PAYABLE TO RELATED PARTIES

Notes payable to related parties consists of the following as of August 31, 2010 and 2009:

Unsecured loans to related parties	$26,574

Two stockholders and former directors of the Company provided these loans.  The loans are non-interest bearing, unsecured and payable upon demand.

7.	SHAREHOLDER LOANS PAYABLE AND ACCRUED INTEREST

Unsecured loans and accrued interest payable to shareholders at August 31, 2010 and 2009

	2010	2009
Loan payable	$1,089,685	$1,639,185
Accrued interest	19,430	515,515
	1,109,115	2,154,700

New short-term debt	2,900,000	-
Less: total note discount for stock issued	(1,185,791)	-
Add: amortization of note discount	329,358	-
Add: accrued interest	70,834	- .
	2,114,401	- .
Total shareholder loans payable and accrued interest	$3,223,516	$2,154,700

The Company had received loans from one stockholder, James M. Askew totaling $2,271,129 as of March 11, 2010. This amount included accumulated and unpaid interest of $631,444 as of March 11, 2010.  These funds were used primarily to purchase the Company’s interest in the Mexican joint venture projects.  The total loan amount was comprised of: $1,263,985 of advances to the joint ventures, $375,700 used for operating costs and $631,444 of interest.  Through March 11, 2010, the loan was secured by the Company’s equity interest in the joint ventures.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

On March 12, 2010, the Company entered into a debt conversion agreement with respect to the outstanding debt owed to the stockholder, pursuant to which Mr. Askew converted $400,000 of the outstanding debt into 40,000,000 shares of the Company’s unregistered, restricted common stock.  Prior to conversion of the debt, Mr. Askew agreed to forgive all $631,444 of interest accrued on the Debt through March 11, 2010. The interest forgiven by the shareholder was recorded as additional paid-in capital. For the remaining amount payable to Mr. Askew, the Company issued a new one-year promissory note in the aggregate principal amount of $1,089,685 (the “New Note”) after a $150,000 principal payment in cash.  The New Note is unsecured, bears interest at 10% per annum and matures upon the earlier of (i) March 31, 2011 or (ii) the closing of any equity or equity equivalent financing, or the last of any such equity or equity equivalent financings, in which the Company receives gross proceeds of at least $10,000,000. Interest payments are due quarterly beginning June 30, 2010.  The Company will substantially pay the New Note principal and interest, if any, from the proceeds of the sale of the Company’s joint venture interests. If the proceeds are not sufficient to pay the entire note, Mr. Askew may elect to convert any remaining balance to the Company’s unregistered, restricted common shares at a price of $0.15 per share.

Between April 26, 2010 and August 31, 2010, the Company borrowed an aggregate of $2,900,000 through the issuance of unsecured promissory notes which mature one year from the note issuances beginning on April 26, 2011. The notes bear interest at 8% annually with all interest and principal due at maturity. As additional consideration for the purchasers of the notes, the Company issued 29,000,000 shares of its common unregistered, restricted common stock or 10 shares for each dollar of the notes. These notes are subordinate to the first loan described above.  The notes were discounted based on the fair market value of the common stock received (determined with the assistance of independent valuation experts) as a percentage of the total fair market value of all consideration received.  The resulting note discount is being amortized as additional interest expense over the twelve month life of the each note and is being calculated based on a normal amortization schedule using the interest method.

The weighted average interest rate on shareholder loans payable at August 31, 2010 and 2009 were 8.5% and 10%, respectively.

Subsequent to August 31, 2010, the Company issued additional short-term promissory notes and issued additional unregistered, restricted common shares as described under Note 10 – Subsequent Events.

8.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Joint Venture Commitments

Although the Company was obligated for certain payments as of  August 31, 2010 and 2009, related to the Company’s interest in the Mexican joint ventures, due to the sale of the Company’s joint venture interests subsequent to August 31, 2010, the Company no longer has any obligations relative to these joint venture companies or projects (See Note 3) .

Oil and Gas Investment Commitments

Peru Block XXIV and TEA

On July 31, 2010, the Company entered into a Novation and Settlement Agreement which supersedes the original participation agreement dated March 12, 2010.  Under the terms of the amended agreement, the Company executed a partial return of an undivided thirty percent Block XXIV leaving the company with a retained participating percentage of 5%.  The Company further executed a partial return of a 33% undivided TEA interest thereby retaining a 2% interest.  In return for the reduction in these participation percentages, the Company was released from all cash payment obligations noted above except for a single $500,000 payment which was made upon execution of the new agreement.  In addition to the $500,000 payment, the Company issued one million shares of the Company’s unregistered, restricted common stock.  The Company will also be responsible for its proportionate share of future costs incurred with respect to Block XXIV and TEA.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

Peru Z-46

On July 13, 2010, Gulf United Energy, Inc. entered into a farmout agreement (the “Farmout Agreement”) with SK Energy Co. Ltd. (“SK”).  Pursuant to the terms of the Farmout Agreement, the Company, through its wholly owned subsidiary Gulf United Energy Cuenca Trujillo Ltd., acquired the right to earn an undivided forty percent (40%) participation interest in Block Z-46, an approximately 2.8 million acre offshore block in Peru.  The assignment of the participation interest in Block Z-46 is conditioned upon the approval of the assignment by Perupetro S.A.  In the event Perupetro S.A. does not approve the assignment on or before January 13, 2012, SK may terminate the Farmout Agreement.  Prior to the execution of the Farmout Agreement, SK held 100% of the interests in the license agreement covering Block Z-46.  SK, through its subsidiary SK Energy Sucursal Peruana, will serve as operator on Block Z-46.

Pursuant to the terms of the Farmout Agreement, the Company will pay to SK approximately $2,914,917 for past costs and expenses incurred through May 31, 2010.  The payment for past costs is due within thirty (30) days after receipt of the approval from Perupetro S.A.  The Company will also pay SK its proportionate share of on-going costs and thirty-five percent (35%) of seismic acquisition costs (which includes 75% of the seismic acquisition costs incurred in the second exploration period between July 19, 2009 and August 16, 2011).  The assignment of the participation interest in Block Z-46 is conditioned upon the approval of the assignment by Perupetro S.A.  In the event Perupetro S.A. does not approve the assignment on or before January 13, 2012, SK may terminate the Farmout Agreement.

Colombia CPO-4

On July 30, 2010, Gulf United Energy, Inc. entered into a farmout agreement (the “Farmout Agreement”) with SK Energy Co. Ltd. (“SK”).  Pursuant to the terms of the Farmout Agreement, the Company, through its wholly owned subsidiary Gulf United Energy del Colombia Ltd., acquired the right to earn an undivided twelve and one-half percent (12.5%) participation interest in the CPO-4 block located in the Llanos Basin of Colombia (“CPO-4”).  The assignment of the interest in CPO-4 is conditioned upon the approval by the National Hydrocarbon Agency of Colombia (“ANH”) and the Republic of Korea by July 31, 2011.  SK will serve as operator on CPO-4.

Pursuant to the terms of the Farmout Agreement, the Company will pay to SK approximately $4,526,535 for past costs and expenses incurred through July 31, 2010.  The payment for past costs is due at the earlier of ANH approval or 90 days after July 31, 2010. The Company will also be responsible for 25% of all future seismic acquisition costs and its pro-rata share of all other future costs with respect to CPO-4.

Agreement with our former Chief Executive Officer

On March 1, 2010, the Company entered into a two-year agreement with Don Wilson for services to be rendered subsequent to March 1, 2010.  In order to retain Mr. Wilson as an executive and director of the Company, Mr. Wilson was issued 5,000,000 shares of unregistered, restricted common shares valued at $50,000 as a retention bonus. Also under the agreement, the Company will pay Mr. Wilson $180,000 before the end of calendar year 2010 and $180,000 in calendar year 2011 as compensation while he was Chief Executive Officer and sole director of the Company and as consulting expense once he resigned as Chief Executive Officer and sole director in September 2010.  A pro-rata portion has been recorded through August 31, 2010.

Software license agreement

In March, 2010, the Company began paying a twelve-month software license agreement with Seismic Micro-Technology for seismic analysis software.  The license agreement was entered into on February 23, 2010, is payable in twelve monthly installments of $5,213 beginning March 25, 2010 for a total cost of $62,563. After the twelve-month period, subsidiary management may decide to pay a software maintenance fee, currently 16% of list price, or an annual cost of approximately $10,115 in order to receive software maintenance and upgrades.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

9.    RELATED PARTY TRANSACTIONS

On March 12, 2010, the Company obtained the right to make the investment in the oil and gas participation agreement for Block XXIV and TEA in Peru from a group of four Assignors, James Askew, John Connally III, Ernest Miller and Rodeo Resources, L.P., who are all considered related parties to the Company.  The Assignors received 60,000,000 shares of the Company’s unregistered, restricted common stock valued at $600,000 for this transaction.  This amount was capitalized as a portion of the Company’s investment in Block XXIV and TEA oil and gas property.  The Assignors retained a 2% overriding royalty interest on oil and gas production on this property.

On March 12, 2010, the Company agreed to debt-to-equity conversion with Mr. James Askew, a related party, in which Mr. Askew received a total of 40,000,000 shares of the Company’s unregistered, restricted common stock valued at $400,000 for this transaction.  The principal amount of the debt was reduced by $400,000.  In addition, Mr. Askew forgave $631,144 of interest that had accrued on his note prior to March 12, 2010.

On April 15, 2010, the Company entered into an agreement with the Assignors giving the Company the right to enter into the Farmout Agreement with SK Energy, Ltd.  Upon signing the agreement with SK Energy, Ltd., the Assignors received 56,000,000 shares of the Company’s unregistered, restricted common stock valued at $2,912,000 for this transaction.  This amount was capitalized as a portion of the Company’s investment in Block Z-46 oil and gas property.  The Assignors retained a 2% overriding royalty interest on oil and gas production on this property.

Interest expense of $163,450 was incurred during the year ended August 31, 2010 on the note payable to Mr. James Askew, a related party.

10.  SUBSEQUENT EVENTS

Short-term debt

From September 15, 2010 through December 3, 2010, the Company borrowed $1,300,000 through the issuance of new unsecured promissory notes, which mature one year after the date of issuance. The notes bear interest at 8% annually with all interest and principal due at maturity.

Issuances of common stock

Since August 31, 2010 and through December 3, 2010, the Company has issued an aggregate of 15,200,000 shares of unregistered, restricted common stock as follows: (i) 3,700,000 shares were issued to certain individuals for services rendered or to be rendered, (ii) 1,000,000 shares were issued to Upland Oil and Gas in conjunction with the Novation and Settlement Agreement and (iii) 10,500,000 to subscribers as additional consideration for the purchase of a principal amount of $1,050,000 in unsecured promissory notes as described above.  We have received subscriptions for and intend to issue an additional 2,500,000 shares to subscribers as additional consideration for the purchase of a principal amount of $250,000 in unsecured promissory notes as described above.

Entry into an agreement with our Chief Executive Officer

On September 9, 2010, the Company appointed John B. Connally III as the Company’s Chief Executive Officer.  Mr. Connally has also been elected to serve as Chairman of the Company’s board of directors to fill the vacancy created by the resignation of Mr. Wilson.

The Company entered into an employment agreement with Mr. Connally, effective September 9, 2010, pursuant to which Mr. Connally will serve as President and Chief Executive Officer of the Company.  The agreement has an initial term of three (3) years, commencing on September 9, 2010.  Pursuant to the agreement, Mr. Connally will be paid a base salary of $360,000 per year, and will be eligible to receive base salary increases and bonuses at the discretion of the

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

Company’s board of directors in an amount not to exceed 100% of Mr. Connally’s base salary.  The agreement also entitles Mr. Connally the right to participate in the Company’s benefit plans.  Pursuant to the agreement, the Company granted to Mr. Connally 2,700,000 shares of the Company’s common stock as inducement stock upon the date of execution.  Should Mr. Connally be terminated without cause or should he resign for good reason, the agreement provides for a severance payment equal to (i) Mr. Connally’s base salary times (ii) three (3).  The Agreement contains confidentiality provisions consistent with his fiduciary duty obligations owed to the Company.  As of the date of this report, the shares to which Mr. Connally is entitled have not been issued.

Except as set forth herein, there are no arrangements or understandings between Mr. Connally and any other person pursuant to which he was selected as Chief Executive Officer or pursuant to which Mr. Connally was elected to serve as the Chairman of the Company’s board of directors.

Subsequent events through December 6, 2010 have been considered in this report.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 August 31, 2010 and 2009

11.  SUPPLEMENTAL DISCLOSURES – CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental Disclosure of Non-Cash and Financing Activities:

	Twelve months ended August 31,		Period From Inception Through August 31,
	2010	2009	2010

Investment advances paid from shareholder loans	$-	$-	$1,263,985
Capital stock issued for investment in joint venture projects	$-	$-	$687,225
Capital stock issued for expenses	$192,600	$-	$192,600
Capital stock issued for prepaid expenses	$20,000	$-	$20,000
Capital stock issued for oil and gas properties	$3,556,000	$-	$3,556,000
Capital stock issued in connection with short-term notes	$1,185,791	$-	$1,185,791
Interest forgiven on shareholder loan payable	$631,444	$-	$631,444
Capital stock issued in conversion of shareholder loan	$400,000	$-	$400,000
Investment in oil and gas properties acquired with accounts payable	$1,150,000	$-	$1,150,000
Capital expenditures acquired with accounts payable	$31,282	$-	$31,282

Settlement of loan payable by assignment of investment:
Loan payable	$-	$-	$(200,000)
Investment	$-	$-	$200,000
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest	$34,159	$-	$34,634
Income taxes	$-	$-	$-

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Consolidated Balance Sheets

	November 30,	August 31,
	2010	2010
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash	$-	$19,679
Payroll taxes receivable	39,153	39,153
Pre-paid expenses	152,000	20,000
Total Current Assets	191,153	78,832

Fixed Assets:
Computer Equipment	3,300	3,300
Software License	62,563	62,563
Less: Accumulated Depreciation	(18,941)	(13,727)
Net Fixed Assets	46,922	52,136

Other Assets
Investment in oil and gas properties (Note 3)	7,668,333	7,574,581
Total Other Assets	7,668,333	7,574,581

Total Assets	$7,906,408	$7,705,549

LIABILITIES
Current
Bank overdraft	$4,858	$-
Accounts payable and accrued liabilities	462,965	387,692
Accounts payable to operators of working interests	-	1,150,000
Loans payable related parties (Note 6)	26,574	26,574
Shareholder loans payable and accrued interest (Net of note discount -
$1,082,326 at November 30, 2010 and $856,433 at August 31, 2010) (Note 7)	4,335,367	3,223,516
Total Current Liabilities	4,829,764	4,787,782

Total Liabilities	4,829,764	4,787,782
STOCKHOLDERS' EQUITY
Preferred stock, 50,000,000 shares authorized, none issued or outstanding
Common Stock
Authorized:
700,000,000 shares with a par value of $0.001
Issued and Outstanding:
308,900,000 as of November 30, 2010 and	308,900	293,700
293,700,000 as of August 31, 2010
Additional paid-in capital	7,745,280	6,992,910
Common stock subscribed, 6,200,000 shares subscribed at November 30, 2010	334,162	-
Deficit Accumulated During The Development Stage	(5,311,698)	(4,368,843)
Total Stockholders' Equity	3,076,644	2,917,767
Total Liabilities and Stockholders' Equity	$7,906,408	$7,705,549

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Consolidated Statements of Operations
(Unaudited)

			Period From
			Inception
	Three Months Ended		(September 19, 2003)
	November 30		through
	2010	2009	November 30, 2010
Revenue	$-	$-	$-
Expenses:
Office and sundry	1,439	37	17,942
Business license and fees	375	1,910	2,717
Depreciation expense	5,214	275	18,941
Officer's Salary	250,423	-	408,423
Payroll tax expense	6,145	-	15,057
Professional fees	303,598	8,727	1,180,375
Consulting	54,000	-	64,455
Referral fees	-	-	45,000
Rent and lease expense	-	-	129,696
Public relations	925	-	2,190
Subsidiary formation cost	-	-	9,600
Travel	13,801	-	42,857
Utilities	179	435	18,402
Shareholder loans and other loan interest	506,756	54,154	1,592,659
Total expenses	1,142,855	65,538	3,548,314
Operating Loss	(1,142,855)	(65,538)	(3,548,314)

Other Income and Expense
Gain on settlement of debt	-	-	(3,333)
Loss from continuing operations	(1,142,855)	(65,538)	(3,544,981)

Income (Loss) from discontinued operations	200,000	-	(1,766,717)
Net Loss	$(942,855)	$(65,538)	$(5,311,698)

Basic And Diluted Loss per share
from continuing operations	$(0.004)	$(0.002)	$(0.075)

Basic And Diluted Loss per share
from discontinued operations	$0.001	$-	$(0.037)

Basic And Diluted Net Loss per share	$(0.003)	$(0.002)	$(0.112)

Weighted Average Shares Outstanding	303,843,333	26,350,000	47,461,604

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Consolidated Statements of Cash Flows
(Unaudited)

			Period From
			Inception
	Three Months Ended		(September 19, 2003)
	November 30,	November 30,	Through
	2010	2009	November 30, 2010
Cash Flows From Operating Activities
Net loss for the period	$(942,855)	$(65,538)	$(5,311,698)
Adjustments to reconcile net loss to net cash used by
operating activities:
Depreciation expense	5,214	275	18,941
Expenses paid by issuance of common stock or common stock
subscribed	256,500	-	449,100
Accrued interest added to shareholder loans	80,744	54,101	802,452
Loan discount amortization	397,339		726,697
Non-cash portion of interest expense	-	-	3,333
Gain on settlement of debt	-	-	(3,333)
Impairment of investment in joint venture projects	-	-	1,951,210
Change in operating assets and liabilities
Payroll tax receivable	-	-	(39,153)
Accounts payable and accrued liabilities	(1,074,727)	9,637	(687,035)
Net Cash Used By Operating Activities	(1,277,785)	(1,525)	(2,089,486)
Cash Flows From Investing Activities
Capital Expenditures	-	-	(65,863)
Investment in oil and gas projects	(3,752)	-	(2,872,333)
Advances to and investment in joint venture projects	-	-	(250,000)
Net cash used by investing activities	(3,752)	-	(3,188,196)

Cash Flows From Financing Activities
Bank overdraft	4,858	-	4,858
Proceeds from sale of common stock	-	-	613,550
Common stock subscribed	-	120,000	-
Increase in loans payable to related parties	-	-	226,574
Principal payment on shareholder loan	(143,000)	-	(293,000)
Proceeds from shareholder loans payable	1,400,000	500	4,725,700
Net cash provided by financing activities	1,261,858	120,500	5,277,682
Increase/(Decrease) In Cash During The Period	(19,679)	118,975	-
Cash, Beginning Of Period	19,679	516	-

Cash, End Of Period	$-	$119,491	$-

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)
Period from Inception (September 19, 2003) to November 30, 2010
(Unaudited)

					DEFICIT
					ACCUMULATED
	COMMON SHARES		ADDITIONAL	COMMON	DURING THE
		PAR	PAID-IN	SHARES	DEVELOPMENT
	NUMBER	VALUE	CAPITAL	SUBSCRIBED	STAGE	TOTAL
Balance, September 19,
2003 (date of inception)	-	$-	$-	$-	$-	$-
Capital stock issued for cash:
October 2003 at $0.001	2,500,000	2,500	-	-	-	2,500
November 2003 at $0.005	160,000	160	640	-	-	800
December 2003 at $0.005	1,400,000	1,400	5,600	-	-	7,000
June 2004 at $0.01	1,000,000	1,000	9,000	-	-	10,000
July 2004 at $0.25	23,000	23	5,727	-	-	5,750
Net loss for the period	-	-	-	-	(15,880)	(15,880)
Balance, August 31, 2004	5,083,000	5,083	20,967	-	(15,880)	10,170
Net loss for the year	-	-	-	-	(16,578)	(16,578)
Balance, August 31, 2005	5,083,000	5,083	20,967	-	(32,458)	(6,408)
November 10, 2005 Stock
Split Adjustment	20,332,000	20,332	(20,332)	-	-	-
Net loss for the year	-	-	-	-	(31,577)	(31,577)
Balance, August 31, 2006	25,415,000	25,415	635		(64,035)	(37,985)
Capital stock issued for investment:
January 2007 at $0.735 per share	185,000	185	135,790	-	-	135,975
July 2007 at $0.735 per share	750,000	750	550,500	-	-	551,250
Net loss for the year	-	-	-	-	(257,804)	(257,804)
Balance, August 31, 2007	26,350,000	26,350	686,925		(321,839)	391,436
Net loss for the year	-	-	-	-	(378,039)	(378,039)
Balance, August 31, 2008	26,350,000	26,350	686,925		(699,878)	13,397
Net loss for the year	-	-	-	-	(1,353,766)	(1,353,766)
Balance, August 31, 2009	26,350,000	26,350	686,925	-	(2,053,644)	(1,340,369)

Capital stock issued for settlement of name issue:
January 2010 at $0.01 per share	50,000	50	450	-	-	500
Capital stock issued to buy subsidiary:
March 2010 at $0.032 per share	300,000	300	9,300	-	-	9,600
Capital stock issued for cash:
March 2010 at $0.01 per share	59,750,000	59,750	527,750	-	-	587,500
Capital stock issued for services:
March 2010 at $0.01 per share	20,750,000	20,750	186,750	-	-	207,500
April 2010 at $0.01 per share	1,500,000	1,500	13,500	-	-	15,000
Capital stock issued for oil and gas properties:
March 2010 at $0.01 per share	40,000,000	40,000	384,000	200,000	-	624,000
Capital stock issued for loan conversion:
March 2010 at $0.01 per share	20,000,000	20,000	180,000	200,000	-	400,000
Shareholder loan interest forgiven	-	-	631,444	-	-	631,444

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)
Period from Inception (September 19, 2003) to November 30, 2010
(Unaudited)

					DEFICIT
					ACCUMULATED
	COMMON SHARES		ADDITIONAL	COMMON	DURING THE
		PAR	PAID-IN	SHARES	DEVELOPMENT
	NUMBER	VALUE	CAPITAL	SUBSCRIBED	STAGE	TOTAL
Capital stock issued with short-term debt:
April 2010 at $0.065 per share	17,500,000	17,500	671,894	-	-	689,394
May 2010 at $0.065 per share	5,000,000	5,000	191,970	-	-	196,970
June 2010 at $0.087 per share	2,500,000	2,500	113,810	-	-	116,310
July 2010 at $0.075 per share	3,000,000	3,000	125,571	-	-	128,571
July 2010 at $0.120 per share	500,000	500	26,773	-	-	27,273
August 2010 at $0.120 per share	500,000	500	26,773	-	-	27,273
Capital stock issued for oil and gas properties:
June 2010 at $0.01 per share	20,000,000	20,000	180,000	(200,000)	-	-
July 2010 at $0.052 per share	56,000,000	56,000	2,856,000	-	-	2,912,000
Capital stock issued for loan conversion:
June 2010 at $0.01 per share	20,000,000	20,000	180,000	(200,000)	-	-
Net loss for the period	-	-	-	-	(2,315,199)	(2,315,199)
Balance, August 31, 2010	293,700,000	293,700	6,992,910	-	(4,368,843)	2,917,767

Capital stock issued for services:
September 2010 at $0.060 per share	2,500,000	2,500	147,500	-	-	150,000
October 2010 at $0.057 per share	1,200,000	1,200	67,200	-	-	68,400
Capital stock subscribed for services:
September 2010 at $0.063 per share	-	-	-	170,100	-	170,100
Capital stock issued with short-term debt:
September 2010 at $0.064 per share	6,500,000	6,500	272,073	-	-	278,573
October 2010 at $0.067 per share	1,000,000	1,000	45,524	-	-	46,524
October 2010 at $0.064 per share	1,500,000	1,500	62,787	-	-	64,287
November 2010 at $0.067 per share	1,500,000	1,500	68,286	-	-	69,786
Capital stock subscribed with short-term debt:
November 2010 at $0.067 per share	-	-	-	139,572	-	139,572
November 2010 at $0.070 per share	-	-	-	24,490	-	24,490
Capital stock issued for oil and gas properties:
November 2010 at $0.090 per share	1,000,000	1,000	89,000	-	-	90,000
Net loss for the period	-	-	-	-	(942,855)	(942,855)
Balance, November 30, 2010	308,900,000	$308,900	$7,745,280	$334,162	$(5,311,698)	$3,076,644

The accompanying notes are an integral part of these consolidated financial statements.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
 November 30, 2010
(Unaudited)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Gulf United Energy, Inc. (“Gulf United” or the “Company”), together with its 100% owned subsidiaries, is an international oil and gas exploration and production (“E&P”) company concentrating on opportunities in South America. The Company currently has limited operations and is a development stage company as defined by the Financial Accounting Standards Board (FASB) Accounting Standards for Development Stage Entities.   The Company was incorporated in the State of Nevada on September 19, 2003. The Company (through a wholly-owned subsidiary) has a participating interest in Block XXIV Peru, an approximately 276,000 acre onshore and offshore property, and the Peru TEA, which consists of four contiguous blocks totaling approximately 40,000,000 acres.  The operator of the interest, Upland Oil and Gas, LLC (“Upland”) has drilled two exploratory wells both of which are considered dry holes.  It is currently unknown if any recoverable reserves of oil and gas exist.  On July 13, 2010, the Company (through a second wholly-owned subsidiary) entered into a farmout agreement with SK Energy Co., Ltd. (“SK”) for the right to earn a participation interest in Block Z-46, an approximately 2.8 million acre offshore block in Peru.  And on July 30, 2010, the Company (through a third wholly-owned subsidiary) entered into a second farmout agreement with SK for the right to earn a participation interest in the CPO-4 block located in the Llanos Basin of Colombia.  Seismic evaluation has been ongoing on both blocks, but it is unknown whether recoverable reserves of oil or gas will be discovered.

Interim Financial Statements

In the opinion of management, the accompanying consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim periods presented. The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosures needed for a fair presentation may be determined in that context.  Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), have been condensed or omitted in this Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission. These consolidated financial statements should be read in connection with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended August 31, 2010.  The results of operations presented for the three months ended November 30, 2010 are not necessarily indicative of the results to be expected for the year.  Interim financial data presented herein are unaudited.

These financial statements have been prepared on a going concern basis. The Company has incurred losses since inception resulting in an accumulated deficit of $5,311,698 and further losses are anticipated in the development of our business raising substantial doubt about the Company’s ability to continue as a going concern. Our ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management is actively attempting to raise additional capital through a private placement of its common stock. During the quarter ended November 30, 2010, the Company issued 3,700,000 shares of common stock to consultants for services rendered or to be rendered and 1,000,000 shares as an incentive to enter into an oil and gas working interest agreement. During the quarter ended November 30, 2010, the Company borrowed from shareholders an aggregate of $1,400,000 through the issuance of unsecured promissory notes. As additional consideration for the issuance of the notes, the Company issued an aggregate of 10,500,000 shares of its unregistered, restricted common stock with an additional 3,500,000 shares to be issued.  Subsequent to November 30, 2010, the Company raised an additional $4,000,000 through issuance of short-term debentures totaling $3,800,000 and the sale of 1,000,000 unregistered, restricted common stock at $0.20 per share.  There are no assurances that the Company will be successful in its efforts to raise additional capital. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments necessary for a fair presentation of consolidated financial position and the results of operations have been reflected herein.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk at this time consist principally of cash.  The Company places its cash with high credit quality financial institutions.  At times, such amounts may exceed FDIC limits; however, these deposits typically may be redeemed upon demand and therefore bear minimal risk.  In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, and our observance of trends in the industry and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period.  Additionally, changes in accounting estimates are reasonably likely to occur from period to period. These, and other, factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Cash

Cash includes cash in a demand deposit account with a Houston bank.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, payroll taxes receivable from shareholder, accounts payable, accrued liabilities and debt.  It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these instruments. The fair value of these financial instruments approximates their carrying values.

The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest and discount rates that approximate prevailing market rates.  In determining fair values, there are three levels of inputs used to determine value.  Level 1 inputs are quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs which include risk inherent in the asset or liability.

Software License and Fixed Assets

The value of the software license is stated at cost. Depreciation is computed using the straight-line method over the thirty six-month estimated useful life of the software. Any costs associated with maintenance and upgrades will be charged to expense as incurred. When the asset is retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period; significant renewals and betterments are capitalized.  Deductions are made for retirements resulting from renewals or betterments.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

Impairment of Long-lived Assets

The Company evaluates impairment when events or circumstances indicate that a long-lived asset’s carrying value may not be recovered.  These events include market declines, decisions to sell an asset and adverse changes in the legal or business environment.  If events or circumstances indicate that a long-lived asset’s carrying value may not be recoverable, the Company estimates the future undiscounted cash flows from the asset for which the lowest level of separate cash flows may be determined, to determined if the asset is impaired.  If the total undiscounted future cash flows are less than the carrying amount for the asset, the Company estimates the fair value of the asset through reference to sales data for similar assets, or by using a discounted cash flow approach.  The asset’s carrying value is then adjusted downward to the estimated fair value.  These cash flow estimates and assumptions could change significantly either positively or negatively.  At November 30, 2010, management did not believe that any impairment exists with respect to its long-lived assets.

Inflation

The Company's results of operations have not been significantly affected by inflation and management does not expect inflation to have a significant effect on its operations in the foreseeable future.

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas properties, whereby all costs incurred in connection with the acquisition, exploration for and development of petroleum and natural gas reserves, if any, are capitalized. Such costs include costs of acquisition, geological and geophysical activities, rentals on non-producing leases, drilling, completing and equipping of oil and gas wells and administrative costs directly attributable to those activities and asset retirement costs. Disposition of oil and gas properties will be accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capital costs and proved reserves, if any, of oil and gas, in which case the gain or loss will be recognized in the consolidated statements of operations.

As of November 30, 2010, the Company had oil and gas property investments in the amount of $7,668,333 that are excluded from depletion because reserves have not been proven to be associated with those properties. If proved reserves, if any, are found and when its quantity can be estimated, costs in excess of the present value of estimated future net revenues will be charged to impairment expense. The Company will apply the full cost ceiling test on a quarterly basis on the date of the latest consolidated balance sheet presented.  The operator of one of the interests plans to continue to drill exploratory wells.  It is not known at this time if any recoverable reserves of oil and gas exist.  As of the date of this report and based upon all the known facts and circumstances, management does not believe that any impairment exists with respect to oil and gas properties.

Asset retirement costs will be recognized when an asset is placed in service and will be included in the amortization base and will be amortized over proved reserves, if any, using the units of production method.  Depletion of proved oil and gas properties will be calculated on the units-of-production method based upon estimates of proved reserves, if any. Such calculations include the estimated future costs to develop proved reserves, if any. Costs of unproved properties are not included in the costs subject to depletion. These costs will also be assessed quarterly for impairment.

Asset Retirement Obligation

GAAP requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable. Under this method, when liabilities for dismantlement and abandonment costs, excluding salvage values, are initially recorded, the carrying amount of the related oil and natural gas properties is increased. The fair value of the ARO asset and liability is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. Accretion of the liability is recognized each period using the interest method of allocation, and the capitalized cost is depleted using the units of production method. Should either the estimated life or the estimated abandonment costs of a property change materially upon the Company’s quarterly review, a new calculation is performed using the same methodology of taking the abandonment cost and inflating it forward to its abandonment date and then discounting it back to the present using the Company’s credit-adjusted-risk-free rate.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

The carrying value of the asset retirement obligation is adjusted to the newly calculated value, with a corresponding offsetting adjustment to the asset retirement cost related to oil and gas property accounts.  At November 30, 2010, the Company has no asset retirement obligations.

Basic Loss per Share

The Company is required to provide basic and diluted earnings (loss) per common share information.  The basic net loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding.  Diluted net loss per common share is computed by dividing the net loss applicable to common stockholders, adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the period ended November 30, 2010, there were no potentially dilutive securities issued so diluted net loss per common share equals basic net loss per share.  Common stock subscribed was not included in diluted earnings per share because the results were anti-dilutive.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Gulf United Energy, Inc. and its wholly-owned subsidiaries, Gulf United Energy del Peru, Ltd., Gulf United Energy Cuenca Trujillo, Ltd. and Gulf United Energy de Colombia, Ltd. as of November 30, 2010.  All significant inter-company transactions and balances have been eliminated in the consolidation.

Accounting for Uncertain Tax Positions

GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an entity’s financial statements.  GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination.  As of the Company’s fiscal year-end, August 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the consolidated statements of operations.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels, the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Company’s results of operations, cash flows or financial position.

In December 2008, the Securities and Exchange Commission published a Final Rule, “Modernization of Oil and Gas Reporting.” The new rule permits the use of new technologies to determine proved reserves if those technologies have been demonstrated to lead to reliable conclusions about reserve volumes. The new requirements also will allow companies to disclose their probable and possible reserves.  In addition, the new disclosure requirements require companies to (a) report the independence and qualifications of its reserve preparer, (b) file reports when a third party is relied upon to prepare reserve estimates or conducts a reserve audit, and (c) report oil and gas reserves using an average price based upon the prior 12 month period rather than year end prices.  The new requirements were effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009. The Company adopted the Final Rule as of August 31, 2010. Because the Company has no proven, probable or possible reserves at this time, there was no impact upon implementation.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

In January, 2010, the FASB issued amended accounting guidance to align oil and gas reserve estimation and disclosure requirements of ASC 932 with the requirements in the Security and Exchange Commission’s Final Rule, “Modernization of Oil and Gas Reporting.” The amendments to the accounting guidance are effective for annual reports on Form 10-K for fiscal years ending on or after December 31, 2009. The impact of the adoption of this amended accounting guidance is noted above.

3.      INVESTMENTS

Investment in Joint Venture Entities - Sold

On March 22, 2006, the Company entered into a letter of intent with Cia. Mexicana de Gas Natural, S.A. de C.V. (“CMGN”), a private Mexican corporation, whereby the Company would acquire a 50% interest in a joint venture to be formed (the “Gulf United/CMGN Joint Venture”). The Company contributed cash to the Gulf United/CMGN Joint Venture and CMGN contributed its 24% equity interest in a proposed project to design, construct, operate and maintain an open access natural gas pipeline between Valladolid, Cancun and Punta Venado, as well as its initial 24% equity interest in a project to build a proposed LNG storage and regasification facility.

The value of the joint venture investment was impaired in the amount of $1,010,970 and adjusted as of May 31, 2009 to reflect the present value of the then-agreed sale amount of $1,000,000. The valuation was completed using level 3 inputs, using a 10% discount rate on funds to be received after closing.  The joint venture interest was further impaired in the amount of $940,240 to reflect management’s view that, as of May 31, 2010, the interest had a zero value.

As reported in the Company’s Form 8K filed on November 5, 2010, the Company closed on an agreement with its former joint venture partner, Cia. Mexicana de Gas Natural, S.A. de C.V., to sell all of the Company’s shares in Fermaca LNG de Cancun, S.A. de C.V. and Fermaca Gas de Cancun, S.A. de C.V. for a total amount of $1,000,000.  $50,000 was paid upon entry into the sale agreement and $150,000 was paid at the close of the transaction.  The next four installments of $150,000 are payable three, six, nine and twelve months after the close with a final payment of $200,000 payable at fifteen months after the close of the purchase transaction.  No interest accrues on the installments.  Management anticipates that all installments will be paid, but there is no certainty that they will be paid, consequently, the gain on the sale of the joint venture investment will be recognized on an installment basis as the sales proceeds are received.  The proceeds from the sale will be used to substantially reduce the Company’s outstanding debt to a related party shareholder.  Because of the sale of the joint venture interests, the gain from the sale and the impairment losses have been reclassified to discontinued operations.  As of November 30, 2010, the present value of the $800,000 to be received in the future is $748,424 discounted at a 10% interest rate.

Investments in oil and gas properties

Peru Block XXIV and TEA

On July 31, 2010, the Company entered into an amendment to the participation agreement dated March 12, 2010 covering blocks XXIV Peru and the Peru TEA. Under the terms of the amendment, the Company acquired an undivided 5% working interest in Block XXIV, an approximately 280,000 acre onshore and offshore property and an undivided 2% working interest in the Peru TEA which consists of four contiguous blocks totaling approximately 40,000,000 acres in exchange for a $500,000 cash payment and 1,000,000 shares of restricted common stock. Pursuant to the terms of the participation agreement, the Company paid a total of $1,100,000 through November 30, 2010 toward past costs and $1,813,391 for drilling costs through November 30, 2010.  With respect to the Peru TEA, the Company has paid $250,000 toward the Peru TEA ongoing costs as of November 30, 2010.  Upland spudded two wells prior to November 30, 2010.  Both wells are currently considered dry holes. The right for the Company to make this investment was granted by four related-party assignors in exchange for 60,000,000 shares of the Company’s unregistered, restricted common stock. The assignors retained a 2% overriding royalty interest, proportionately reduced, in these properties.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

Peru Z-46

On July 13, 2010, the Company entered into a farmout agreement with SK Energy Co., Ltd. pursuant to which the Company will pay to SK approximately $2,914,917 for past costs and expenses incurred through May 31, 2010 for an undivided forty percent (40%) participation interest in Block Z-46.  The payment for past costs is due within thirty (30) days after receipt of the approval from Perupetro S.A.

The Company will also pay SK its proportionate share of on-going costs and thirty-five percent (35%) of seismic acquisition costs.  The assignment of the participation interest in Block Z-46 is conditioned upon the approval of the assignment by Perupetro S.A.  In the event Perupetro S.A. does not approve the assignment on or before January 13, 2012, resulting in the Company being denied an economic benefit either party would have realized under the governing farmout agreement, the parties have agreed to amend the agreement or take other reasonable steps to assure that an equitable result is achieved consistent with the parties’ intentions contained in the farmout.  The right for the Company to make this investment was granted by related-party assignors in exchange for 56,000,000 shares of the Company’s unregistered, restricted common stock.  The assignors retained a 2% overriding royalty interest in this property.

Colombia CPO-4

On July 30, 2010, the Company entered into a farmout agreement with SK Energy Co. Ltd. pursuant to which, the Company, through its wholly owned subsidiary, Gulf United Energy de Colombia Ltd., acquired the right to earn an undivided twelve and one-half percent (12.5%) participation interest in the CPO-4 block located in the Llanos Basin of Colombia.  The assignment of the interest in CPO-4 is conditioned upon the approval by the National Hydrocarbon Agency of Colombia (“ANH”) and the Republic of Korea by July 31, 2011.  In the event that the assignment is not approved on or before January 13, 2012, resulting in the Company being denied an economic benefit either party would have realized under the governing farmout agreement, the parties have agreed to amend the agreement or take other reasonable steps to assure that an equitable result is achieved consistent with the parties’ intentions contained in the farmout.  SK will serve as operator on CPO-4.

At November 30, 2010, the Company does not have the cash or other resources to fund any of the above-noted costs summarized below.  At November 30, 2010, the Company’s investment in oil and gas properties and fiscal 2011 commitments are as follows:

	Total Costs	Fiscal 2011
	To Date	Commitment

Block XXIV and TEA – Peru	$4,060,783	$-
Block Z-46 – Peru	2,951,547	9,193,000
CPO-4 – Colombia	656,003	11,875,000

	$7,668,333	$21,068,000

As of the date of this report and based upon all the known facts and circumstances, management does not believe that any impairment exists with respect to these properties.

4.  COMMON STOCK

On June 1, 2010, the Company’s shareholders approved the proposal to increase the authorized shares of Company common stock, par value $0.001 from 200,000,000 to 700,000,000; therefore, the total number of common shares of stock which the Company shall have the authority to issue is seven hundred million (700,000,000) shares with a par value of one tenth of one cent ($.001) per share.

As of November 30, 2010 and August 31, 2010, the Company had 308,900,000 and 293,700,000 shares of its $.001 par value common stock issued and outstanding, respectively.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

The following schedule is a summary of the transactions in the Company’s common stock since August 31, 2010:

Shares outstanding as of August 31, 2009		26,350,000

Shares issued and outstanding as of August 31, 2010:		293,700,000

Shares issued for services rendered or to be rendered	September-November, 2010	3,700,000

Shares issued in conjunction with oil and gas participation agreement	November, 2010	1,000,000

Shares issued in conjunction with debt subscriptions	September-November, 2010	10,500,000

Total shares issued as of November 30, 2010		308,900,000

Unregistered, restricted shares issued subsequent to November 30, 2010:

Shares sold in conjunction with bridge financing	December, 2010	1,000,000
Shares issued for services rendered or to be rendered	December, 2010	40,000,000
Subscribed shares issued for services rendered or to be rendered	January, 2010	2,700,000
Subscribed shares issued in conjunction with debt subscriptions	January, 2010	2,500,000

Total shares issued as of January 14, 2010		355,100,000

5.  INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has incurred net operating losses totaling $5,311,698 which commence expiring in 2023 if not previously utilized. Pursuant to Accounting Standards Codification, the Company is required to compute tax asset benefits for net operating loss carry-forwards. The potential benefit of net operating losses has been offset by a valuation allowance in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years. The valuation of the tax loss carryforward and the valuation allowance thereon were as follows:

	November 30, 2010	August 31, 2010
Tax benefit carry forward	$1,205,294	$821,997
Loss from discontinued operations	600,684	663,411
Valuation allowance	(1,805,978)	(1,485,408)

	$-	$ -

6.      LOANS PAYABLE TO RELATED PARTIES

Notes payable to related parties consists of the following as of November 30, 2010 and August 31, 2010:

Unsecured loans to related parties	$26,574

Two stockholders and former directors of the Company provided these loans.  The loans are non-interest bearing, unsecured and payable upon demand.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

7.	SHAREHOLDER LOANS PAYABLE AND ACCRUED INTEREST

Unsecured loans and accrued interest payable to shareholders at November 30, 2010 and August 31, 2010:

	November 30, 2010	August 31, 2010
Loan payable	$946,685	$1,089,685
Accrued interest	17,142	19,430
	963,827	1,109,115

Short-term debt	4,300,000	2,900,000
Less: total note discount for stock issued	(1,809,023)	(1,185,791)
Add: amortization of note discount	726,697	329,358
Add: accrued interest	153,866	70,834
	3,371,540	2,114,401
Total shareholder loans payable and accrued interest	$4,335,367	$3,223,516

The Company has a one-year promissory note from a related party stockholder, James M. Askew, which originally totaled $1,089,685.  The balance as of November 30, 2010 is $963,827 consisting of $946,685 in principal and $17,142 in accrued interest.  The note is unsecured, bears interest at 10% per annum and matures upon the earlier of (i) March 31, 2011 or (ii) the closing of any equity or equity equivalent financing, or the last of any such equity or equity equivalent financings, in which the Company receives gross proceeds of at least $10,000,000. Interest payments are due quarterly and began on June 30, 2010.  The Company expects to pay substantially all the note principal from the proceeds of the sale of the Company’s joint venture interests (see Note 3). If the proceeds are not sufficient to pay the entire note, Mr. Askew may elect to convert any remaining balance to the Company’s unregistered, restricted common stock at a price of $0.15 per share.

In the quarter ended November 30, 2010, the Company borrowed an aggregate of $1,400,000 through the issuance of unsecured promissory notes which mature one year from the note issuances. The notes bear interest at 8% annually with all interest and principal due at maturity. As additional consideration for the purchasers of the notes, the Company agreed to issue 14,000,000 shares or 10 shares for each dollar of the notes and issued 10,500,000 shares of its common unregistered, restricted common stock. An additional 3,500,000 shares remain to be issued and are shown as common stock subscribed as of November 30, 2010.  These notes are subordinate to the loan described above.  The notes were discounted based on the fair market value of the common stock received (determined with the assistance of independent valuation experts) as a percentage of the total fair market value of all consideration received.  The resulting note discount is being amortized as additional interest expense over the twelve month life of each note and is being calculated based on a normal amortization schedule using the interest method.

The weighted average interest rates on shareholder loans payable at November 30, 2010 and August 31, 2010 were 8.4% and 8.5%, respectively.  Subsequent to November 30, 2010, the Company issued short-term 14% debentures valued at $3,800,000 and sold unregistered, restricted common stock for $200,000 as described under Note 10 – Subsequent Events.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

8.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Joint Venture Commitments

Oil and Gas Investment Commitments

Peru Block XXIV and TEA

On July 31, 2010, the Company, entered into an amendment to the participation agreement, dated March 12, 2010, covering blocks XXIV Peru and the Peru TEA. Under the terms of the amended agreement, the Company was released from all cash payment obligations except for a single $500,000 payment which was made upon execution of the new agreement.  In addition to the $500,000 payment, the Company issued one million shares of the Company’s unregistered, restricted common stock.  The Company is also responsible for its proportionate share of future costs incurred with respect to Block XXIV and TEA.

Peru Z-46

On July 13, 2010, the Company entered into a farmout agreement with SK Energy Co. Ltd. pursuant to which the Company acquired, through its wholly owned subsidiary, Gulf United Energy Cuenca Trujillo Ltd., the right to earn an undivided forty percent (40%) participation interest in Block Z-46, an approximately 2.8 million acre offshore block in Peru.  SK, through its subsidiary SK Energy Sucursal Peruana, serves as operator on Block Z-46.

Pursuant to the agreement, the Company will pay to SK approximately $2,914,917 for past costs and expenses incurred through May 31, 2010.  The payment for past costs is due within thirty (30) days after receipt of the approval from Perupetro S.A.  The Company will also pay SK its proportionate share of on-going costs and thirty-five percent (35%) of seismic acquisition costs.

Colombia CPO-4

On July 30, 2010, the Company entered into a farmout agreement with SK Energy Co. Ltd.  Pursuant to which the Company acquired, through its wholly owned subsidiary, Gulf United Energy de Colombia Ltd., the right to earn an undivided twelve and one-half percent (12.5%) participation interest in the CPO-4 block located in the Llanos Basin of Colombia.  The assignment of the interest in CPO-4 is conditioned upon the approval by the National Hydrocarbon Agency of Colombia (“ANH”) and the Republic of Korea by July 31, 2011.  SK serves as operator on CPO-4.  Pursuant to the terms of the Farmout Agreement, the Company will pay to SK approximately $4,526,535 for past costs and expenses incurred through July 31, 2010.  The payment for past costs is due at the earlier of ANH approval or 90 days after July 31, 2010. The Company will also be responsible for 25% of all future seismic acquisition costs and its pro-rata share of all other future costs with respect to CPO-4.

Agreement with our former Chief Executive Officer

On March 1, 2010, the Company entered into a two-year agreement with Don Wilson for services to be rendered subsequent to March 1, 2010.  Under the agreement, the Company is obligated to pay Mr. Wilson $180,000 before the end of calendar year 2010 as compensation when he was Chief Executive Officer and sole director of the Company and as consulting expense once he resigned as Chief Executive Officer and sole director in September 2010.  A pro-rata portion of this obligation has been recorded through November 30, 2010.  The Company is also obligated to pay Mr. Wilson $180,000 in calendar year 2011.

Software license agreement

In March, 2010, the Company began paying a twelve-month software license agreement with Seismic Micro-Technology for seismic analysis software.  The license agreement was entered into on February 23, 2010, is payable in twelve monthly installments of $5,213 beginning March 25, 2010 for a total cost of $62,563. As of November 30, 2010, $15,641 remains to be paid.  After the twelve-month period, management may decide to pay a software maintenance fee, currently 16% of list price, or an annual cost of approximately $10,115 in order to receive software maintenance and upgrades.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

9.  RELATED PARTY TRANSACTIONS

Interest expense of $26,385 was incurred during the quarter ended November 30, 2010 on the note payable to Mr. James Askew.

Officer’s salary of $250,423, including 2,700,000 shares of the Company’s unregistered, restricted common stock subscribed valued at $170,100 as an inducement to enter into an employment agreement, is payable to John B. Connally III.

In the three months ended November 30, 2010 the Company incurred $15,000 in expense for administrative services from Rodeo Resources, LP, a related party; the Company incurred $15,000 in administrative services expense in the fiscal year ended August 31, 2010.  The company incurred $13,801 in costs for travel expenses for Jim Ford, an owner of Rodeo Resources, LP during the three months ended November 30, 2010; $5,192 was incurred in the fiscal year ended August 31, 2010.

10.  SUBSEQUENT EVENTS

Short-term debt

On December 7, 2010, the Company received $3,800,000 in bridge financing from two shareholders through the issuance of 14% debentures due upon the earlier of March 11, 2011 or when the Company closes on new financing.  The debentures are secured by the Company’s interest in Colombia CPO-4.

Entry into consulting agreements

On December 7, 2010, the Company entered into one-year consulting agreements with John Eddie Williams, Jr. and Reese Minerals, Ltd., a Texas limited partnership.  Pursuant to the agreements, consultants will provide certain business development and strategic services to the Company. Consultants received 20,000,000 shares each of the Company’s unregistered, restricted common stock.

Sales of common stock

Between December 29, 2010 and the date of this filing, the Company sold 3,500,000 shares of unregistered restricted common stock at $0.20 per share for total gross proceeds of $700,000 to eight accredited individuals. The Company has made available up to 50,000,000 shares at this price.

Issuances of common stock

Since November 30, 2010 and through January 13, 2011, the Company has issued an aggregate of 46,200,000 shares (of which 5,200,000 shares were shown as common stock subscribed as of November 30, 2010) of unregistered, restricted common stock as follows: (i) 1,000,000 shares at $0.20 per share in conjunction with the issuance of the debentures described above; (ii) 20,000,0000 shares each to John Eddie Williams, Jr. and Reese Minerals, Ltd. related to the consulting agreements described above; (iii) 2,700,000 shares to John B. Connally III in fulfillment of the Company’s obligation under his employment agreement and (iiii) 2,500,000 shares to subscribers as additional consideration for the purchase of a principal amount of $250,000 in unsecured promissory notes as described in Note 7.  At January 13, 2011 there are an additional 1,000,000 shares of common stock subscribed to be issued.

Entry into employment agreements

As the Company reported in its Form 8-K filed December 20, 2010, the Company’s board of directors appointed three new executive officers and entered into one-year employment agreements with Jim D. Ford, Ernest B, Miller IV and James C. Fluker III under which these individuals will serve as executive vice president – business development and operations, executive vice president – corporate development and administration and vice president – exploration, respectively.  In December 2010, the Company entered into employment agreements with each of Messrs. Ford, Miller, and Fluker.

GULF UNITED ENERGY, INC. AND SUBSIDIARIES
(A Development Stage Company)

Notes to the Consolidated Financial Statements
November 30, 2010
(Unaudited)

Each of these employment agreements have an initial term of one year, and may be terminated at any time by the Company upon 30 days prior written notice.

Under these agreements, Messrs. Ford and Miller will be paid an annual salary of $210,000, and Mr. Fluker will be paid an annual salary of $180,000.  Each of Messrs. Ford, Miller, and Fluker may earn bonuses at the sole discretion of the board of directors.  Mr. Ford and Miller were also each paid a one-time signing bonus of $17,500 upon the execution of their respective employment agreements.

Subsequent events through January 13, 2011 have been considered in this report.

11. SUPPLEMENTAL DISCLOSURES – CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental Disclosure of Non-Cash and Financing Activities:

	Three months ended November 30,		PeriodFrom Inception Through November 30,
	2010	2009	2010
Investment advances paid from shareholder loans	$-	$-	$1,263,985
Capital stock issued for investment in joint venture projects	$-	$-	$687,225
Capital stock issued or subscribed for expenses	$256,500	$-	$449,100
Capital stock issued for prepaid expenses	$132,000	$-	$152,000
Capital stock issued for oil and gas properties	$90,000	$-	$3,646,000
Capital stock issued or subscribed in connection with short-term notes	$623,232	$-	$1,809,023
Interest forgiven on shareholder loan payable	$-	$-	$631,444
Capital stock issued in conversion of shareholder loan	$-	$-	$400,000
Capital expenditures acquired with accounts payable	$-	$-	$31,282

3
Settlement of loan payable by assignment of investment:
Loan payable	$-	$-	$(200,000)
Investment	$-	$-	$200,000
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest	$28,673	$-	$63,307
Income taxes	$-	$-	$-

GULF UNITED ENERGY, INC.

96,288,726 Shares
of Common Stock

PROSPECTUS

________________, 2011

Part II
Information not required in prospectus

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered.  The expenses shall be paid by the Company.

SEC registration fees	$5,566
Legal fees	40,000	*
Accounting fees	40,000	*
EDGAR/financial printing	1,000	*
Misc.	30,000	*
Total	$$116,566	*

*Estimated

Item 14.  Indemnification of directors and officers

Our Articles of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended, is to eliminate our right and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.  Recent Sales of Unregistered Securities

During the past three years, the registrant has sold the following securities which were not registered under the Securities Act:

Date	Description	Number	Purchaser	Gross Proceeds ($)	Consideration	Exemption
February 2011	Common Stock	150,000	Consultant	-	Services Rendered	4(2)
February 2011	Common Stock	2,000,000	John N. Seitz	-	Services Rendered	4(2)
February 2011	Common Stock	83,388,726	Private Placement Investors	$25,016,618	Cash	4(2)
February 2011	Warrants	1,000,000	Pritchard Capital Partners, LLC	-	Services Rendered	4(2)
Dec. 2010-Jan. 2011	Common Stock	12,750,000	Private Placement Investors	$2,550,000	Cash	4(2)
January 2011	Common Stock	304,000	Mark Depew	-	Services Rendered	4(2)
January 2011	Common Stock	2,700,000	John B. Connally III	-	Services Rendered	4(2)

December 2010	Notes	-	John Eddie Williams, Jr. Reese Minerals Ltd.	$3,800,000	Cash	4(2)
December 2010	Common Stock	1,000,000	John Eddie Williams, Jr. Reese Minerals Ltd.	$200,000	Cash	4(2)
December 2010	Common Stock	40,000,000	John Eddie Williams, Jr. Reese Minerals Ltd.	-	Services Rendered	4(2)
September – Nov. 2010	Common Stock	3,700,000	Consultants	-	Services Rendered	4(2)
November 2010	Common Stock	1,000,000	Upland Oil & Gas LLC	-	Consideration under Novation and Settlement Agt.	4(2)
April – November 2010	Notes	-	Private Placement Investors	$4,300,000	Cash	4(2)
April – November 2010	Common Stock	43,000,000	Private Placement Investors	-	Additional consideration for purchase of $4.3M notes	4(2)
July 2010	Common Stock	56,000,000	John B. Connally III Rodeo Resources LP Ernest B. Miller IV James M. Askew	-	Assignment of Rights to Block Z-46	4(2)
June 2010	Common Stock	20,000,000	John B. Connally III Rodeo Resources LP Ernest B. Miller IV James M. Askew	-	Assignment of Rights to Block XXIV, Peru TEA, and Block CPO-4	4(2)
June 2010	Common Stock	20,000,000	James M. Askew	-	Shares Issued on Conversion of Debt to Equity	4(2)
April 2010	Common Stock	1,500,000	Consultants	-	Services Rendered	4(2)
March 2010	Common Stock	40,000,000	John B. Connally III Rodeo Resources LP Ernest B. Miller IV James M. Askew	-	Assignment of Rights to Block XXIV, Peru TEA, and Block CPO-4	4(2)
March 2010	Common Stock	20,000,000	James M. Askew	-	Shares Issued on Conversion of Debt to Equity	4(2)
March 2010	Common Stock	20,750,000	Consultants	-	Services Rendered	4(2)
March 2010	Common stock	59,750,000	Private Placement Investors	597,500	Cash	4(2)
March 2010	Common Stock	300,000	Rodeo Resources, LP	-	Purchase of Subsidiary	4(2)
January 2010	Common Stock	50,000	Western Continental	-	Release of Name Reservation in NV	4(2)

The sales and issuances of the securities described above were made pursuant to the exemptions from registration contained in to Section 4(2) of the Securities Act. Each purchaser represented that such purchaser’s intention to acquire the shares for investment only and not with a view toward distribution. We requested our stock transfer agent to affix appropriate legends to the stock certificate issued to each purchaser and the transfer agent affixed the appropriate legends. Each purchaser was given adequate access to sufficient information about us to make an informed investment decision. Except as described in this prospectus, none of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

Item 16. Exhibits

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation and By-Laws of the Registrant as filed with the Nevada Secretary of State on July 9, 2010(1)
5.1	Opinion of Brewer & Pritchard, PC(2)
10.1	Amended and Restated Loan Agreement dated November 30, 2009(3)
10.2	Amended and Restated Loan Agreement dated January 18, 2010(4)
10.3	Assignment Agreement dated March 12, 2010, by and between the Company, James M. Askew, John B. Connally III, Ernest B. Miller IV, and Rodeo Resources, LP.(5)
10.4	Participation Agreement, dated March 12, 2010, by and between Gulf United Energy del Peru Ltd. and Upland Oil and Gas, LLC Sucursal del Peru. (5)
10.5	Assignment (License Contract) dated March 12, 2010, by and between Gulf United Energy del Peru Ltd. and Upland Oil and Gas, LLC Sucursal del Peru. (5)
10.6	Assignment (TEA) dated March 12, 2010, by and between Gulf United Energy del Peru Ltd. and Upland Oil and Gas, LLC Sucursal del Peru. (5)
10.7	Assignment Agreement dated April 5, 2010, by and between the Company, James M. Askew, John B. Connally III, Ernest B. Miller IV, and Rodeo Resources, LP.(6)
10.8	Farmout Agreement, dated July 13, 2010, by and between Gulf United Energy Cuenca Trujillo Ltd. and SK Energy, Sucursal Peruana.(6)
10.9	Farmout Agreement, dated July 31, 2010, by and between Gulf United Energy del Colombia Ltd. and SK Energy Co., Ltd.(7)
10.10*	Employment Agreement, dated as of September 9, 2010, by and between Gulf United Energy, Inc. and John B. Connally III(8)
10.11	Stock Purchase Agreement(9)
10.12	Novation and Settlement Agreement(10)
23.1	Consent of Harper Pearson Company PC(2)
24.1	Consent of Brewer & Pritchard, P.C. (11)

* Management contract or compensatory plan or arrangement.

(1)	Incorporated by reference to Form 10-Q filed July 20, 2010

(2)	Filed herewith.

(3)	Incorporated by reference to Form 8-K filed November 30, 2009.

(4)	Incorporated by reference to Form 8-K filed January 18, 2010.

(5)	Incorporated by reference to Form 8-K filed March 12, 2010.

(6)	Incorporated by reference to Form 8-K filed July 13, 2010.

(7)	Incorporated by reference to Form 8-K filed July 30, 2010.

(8)	Incorporated by reference to Form 8-K filed September 9, 2010.

(9)	Incorporated by reference to Form 8-K filed November 1, 2010.

(10)	Incorporated by reference to Form 8-K filed November 3, 2010.

(11)	Included in Exhibit 5.1.

ITEM 17.   UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change  in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

.
2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Houston, State of Texas, on March 18, 2011.

GULF UNITED ENERGY, INC.

By:	/S/ John B. Connally III
John B. Connally III
Chief Executive Officer

           In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated:

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ John B. Connally III	Chief Executive Officer and Chairman	March 18, 2011
John B. Connally III	(Principal Executive Officer)

/S/ David Pomerantz	Chief Financial Officer	March 18, 2011
David Pomerantz	(Principal Financial Officer)

/S/ Thomas G. Loeffler	Director	March 18, 2011
Thomas G. Loeffler

/S/ John N. Seitz	Director	March 18, 2011
John N. Seitz